6/9

04030622

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bridgestone

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1264 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/14/04

BRIDGESTONE

82 1264

AR/S
12-31-03

Annual Report 2003


FOSTER'S
FOSTER'S
FOSTER'S
BRIDGESTONE
Motorsport

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2003 and 2002

	Millions of yen		Percent change	Thousands of U.S. dollars
	2003	2002	2003/2002	**2003**
Net sales	**¥2,303,917**	¥2,247,769	+2.5	**$21,505,806**
Net income	**88,720**	45,379	+95.5	**828,153**
Total assets	**2,220,613**	2,143,928	+3.6	**20,728,209**
Shareholders' equity	**887,987**	796,013	+11.6	**8,288,874**
Additions to property, plant and equipment	**155,742**	116,764	+33.4	**1,453,766**
Per share in yen and U.S. dollars				
Net income				
Basic	**¥102.75**	¥51.97	+97.7	**$0.96**
Diluted	**102.56**	51.89	+97.6	**0.96**
Cash dividends	**16.00**	16.00	–	**0.15**

Note: Solely for the convenience of readers, the Japanese yen amounts in this annual report are translated into U.S. dollars at the rate of ¥107.13 to $1, the approximate fiscal year-end rate.

The Bridgestone Group, which comprises Tokyo-based Bridgestone Corporation and its subsidiaries, is the world's largest manufacturer of tires and other rubber products. Bridgestone Group companies manufacture and market tires under the Bridgestone, Firestone, Dayton, and other well-known brands. Underlying the group's strong market position is its leadership in tire technology. That leadership is dramatically apparent in Formula One racing—Bridgestone-equipped teams and drivers have won the F1 season championships in each of the past six seasons—and in other motorsports. Bridgestone Group companies complement their strong positions in tires with successful lines of business in industrial and civil engineering materials, automotive components, electro-materials, bicycles, and other diversified products. They manufacture tire products at 45 plants and diversified products at more than 60 plants in 24 nations.

To Our Stakeholders



In a tumultuous year, net income increased 96%, to ¥88.7 billion ($828 million), on a 2% increase in net sales, to ¥2,303.9 billion ($21.5 billion). The surge in net income followed a special charge in the previous year for write-downs of fixed assets at Bridgestone Europe.

I used this message last year to emphasize our ongoing efforts to

- help our flagship subsidiary in the Americas achieve sustainable profitability in tire operations
- position our flagship European subsidiary as a credible contender in its market
- assert a compelling competitive edge in tire technology

In the past year, we registered progress in addressing all three of these priorities.

Growth

Yen-denominated sales declined slightly in the Americas in 2003, reflecting the appreciation of the yen against the U.S. dollar. Operating income rose, however, as unit sales growth and price increases for tires offset the rising cost of raw materials and the strong yen. Bridgestone Americas—which returned dramatically to profitability in 2002—remained in the black. Solid profitability in retail operations, in diversified products, and in Latin American tire operations compensated for continuing losses in North American tire manufacturing and wholesaling.

Business expanded strongly in Europe. Bridgestone Europe is refocusing its sales portfolio on high-performance tires and on other high-value-added products. That strategic shift and progress in strengthening sales channels contributed to the company's sales growth in 2003. Bridgestone Europe has also raised prices to offset the effect of rising raw material costs.

Sales in Japan declined slightly from the previous year. We retain the largest share of Japan's tire market by far, and we are devoting increased resources to our marketing network to reinforce that leadership amid escalating competition.

Our business continued to grow rapidly in China and other emerging markets in 2003. We are building a third tire plant in China and a third tire plant in Thailand. Also in China, we launched a franchise network of tire outlets in 2003, and we are building a Chinese plant to produce antivibration components for automobiles.

The plant construction projects are part of a worldwide investment program. Along with addressing the upward trend in overall global demand, that program is strengthening our supply capabilities in high-performance tires and in tires for large rim diameters.

Technology

Bridgestone tires again carried Ferrari and Michael Schumacher to the constructors' and drivers' championships in Formula One competition. That was the sixth consecutive championship year for Bridgestone-equipped competitors in F1 racing.

We remain the world's leading supplier of runflat tires, which function safely for up to a specified distance at up to a specified speed after a loss of air pressure. BMW selected our runflat tires in 2003 for its new 5 Series and 6 Series families of high-performance cars. Other automakers also continue to offer our runflat tires on a growing range of models, including minivans and other family-oriented vehicles.

Another technological highlight of 2003 was Airbus's decision to offer Bridgestone radials on its huge A380 airliner, now in development. We later signed a contract with Airbus to supply tires for the entire line of Airbus commercial airliners in production.

2003 TIMELINE

Jan
- Bridgestone Americas begins raising tire prices

Feb
- Announce intention to acquire equity stake in Finnish tire manufacturer Nokian
- Announce plans to build third tire plant in China

Mar
- Announce plans to build carbon black plant in Thailand
- Begin raising tire prices in Asia (outside Japan), Oceania, Middle East, and Africa

Apr
- Receive eighth consecutive Supplier of the Year award from General Motors

Evaluation testing of our revolutionary new tire production system proceeded on schedule. We call the system BIRD, for Bridgestone Innovative and Rational Development, and we plan to begin mass-producing tires with BIRD at our Tokyo Plant in 2004.

In products besides tires, we unveiled a new in-wheel motor prototype system for electric vehicles. That system is especially effective with the ultralow-rolling-resistance tires that we have developed for electric and fuel-cell vehicles. We also announced the development of single-crystal silicon carbide wafers for semiconductor devices.

Management Focus in 2004

Our fiscal projections for 2004 call for net income to decline approximately 15%, to about ¥75 billion, on essentially no change in net sales. Earnings are suffering from the high cost of raw materials; from the aftereffects of a fire in September 2003 at our Tochigi Plant, north of Tokyo; and from the appreciation of the yen against the U.S. dollar and the euro.

Bridgestone Group companies have raised tire prices in all principal markets except Japan to offset the rise in raw material prices, and they have done that without diminishing our competitiveness, since our main competitors have also raised their prices. In June 2004, we will also raise tire prices in the Japanese replacement market. The fiscal projections above do not include the expected contribution from our price increases in Japan; so, we are cautiously optimistic of bettering our initial projections. However, we expect our price increases to shield earnings only partially from the escalating cost of natural rubber and other raw materials.

The fire at the Tochigi Plant destroyed the rubber-mixing shop there. No one was injured in the blaze, but the fire shut down the plant for more than a week. The task of coping with the aftereffects of the fire continues to command our attention in 2004. We plan to complete a new rubber-mixing shop at that plant by September and to restore our production capacity to its prefire level by the end of this year. In the meantime, we are doing everything possible to avoid product shortages in the marketplace, and we are focusing capacity on higher-value products to minimize the effect of any unit decline on sales value.

The strong yen, meanwhile, undercuts the competitiveness of our exports from Japan. We are taking full advantage of the global scope of our manufacturing network in distributing production in ways that neutralize the effect of currency fluctuations.

You will be seeing a new dimension to our brand-building efforts in 2004. We have adopted the phrase Passion for Excellence as a global brand message. Team members at all the Bridgestone Group companies are genuinely passionate about excellence—in products and services and in all of our activities. I invite you to watch us fulfill our slogan.

April 2004

S. Watanabe.

Shigeo Watanabe
Chairman of the Board, CEO and President

May
- Announce plans to build Chinese plant to make antivibration components for automobiles

June
- Sign contract to supply tires to Airbus for A380 airliner (in November, sign contract to supply tires for entire line of Airbus airliners in production)

Sept.
- Announce development of in-wheel-drive system for electric vehicles
- Fire at Tochigi Plant

Oct.
- Announce BMW's selection of Bridgestone runflat tires for new 5 Series

Dec.
- Announce development of new wafer material for semiconductor devices

INDUSTRY LEADERSHIP

Why

Car owners and automakers are opting for high-performance tires on a growing range of vehicle models. Demand for high- and ultrahigh-performance tires is therefore rising rapidly in North America, Europe, and Japan. And we are moving aggressively to serve a growing share of that demand.

Profit margins on commodity-grade tires are subject to unrelenting pressure as competition escalates in the global tire industry. So we concentrate on high-value product categories where we can assert a compelling competitive edge. High-performance tires are a market sector in which we can achieve rapid growth in unit volume while maintaining satisfactory return on sales.

Strengths

Our market leadership in high-performance tires reflects our technological leadership in rubber compounding, design methodology, computer simulation, and other pertinent capabilities. It also reflects the high priority that we assign to high-performance tire development in our management strategy.

High-Performance Tires

Numerous companies can and do produce commodity-grade tires around the world. But only a handful of companies can produce high- and ultrahigh-performance tires. Escalating technological requirements will tend to narrow the field of competitors further in this sector. We welcome the intense competition at the summit of the tire market as an opportunity to demonstrate our technological edge.



The Bridgestone edge in tire technologies is especially pronounced in the high-performance sector. Demand for high-performance tires is growing worldwide, and Bridgestone companies are strengthening their capabilities in product development and manufacturing to serve that growth.

Another strength for us in the high-performance sector is geographical reach. Bridgestone Group companies have invested in production systems for manufacturing high-performance tires in North America, Europe, and other markets in addition to Japan. That helps us to provide automakers and consumers with consistently cost-competitive products in this sector.

Augmenting our strength in high-performance tires is our global development network. Technical centers operated by our Americas and European subsidiaries in Akron and Rome interact closely with our technical center in Tokyo and with each other. That helps us fine-tune our development effort to high-performance needs in each market. Developing high-performance tires for the European market is Bridgestone Europe's primary purpose in building a proving ground—its second—in Italy. That proving ground will open near Rome in 2004.

2003 HIGHLIGHTS **Bridgestone Europe adopted a bold strategy of focusing its sales efforts on high- and ultrahigh-performance tires and on other high-value products. That initiative rewarded the company with strong sales gains in the replacement sector and in original equipment. Our brand image in Europe benefited from the continuing success of our tires in F1 racing.**

Results

High-performance tires are a prime emphasis in our strategy for improving our sales mix. Our success in fulfilling that emphasis is evident in the growing proportion of Bridgestone-brand sales at our North American and European subsidiaries. That growth is due in large part to sales gains in high- and ultrahigh-performance tires. It also reflects increasing sales of large tires for sport-utility vehicles and of Blizzak snow tires under the Bridgestone brand. In the original equipment sector, nearly all the world's manufacturers of high-performance and ultrahigh-performance cars use Bridgestone-brand tires.



Computer simulations of hydroplaning exemplify the advanced technologies that Bridgestone deploys in pursuit of better tires. Leading that pursuit is the company's flagship technical center in Tokyo.



Automakers are opting for high-performance tires on a growing range of vehicle models. Bridgestone Group tire plants provide locally produced solutions for a broad spectrum of high-performance needs.


AMD
BRIDGESTONE

Six straight championships by Bridgestone-equipped F1 teams underline the Bridgestone edge in performance. That edge is also evident in Champ Car and IndyCar racing, where the Bridgestone Group is the exclusive tire supplier.

A further indicator of our progress in promoting high-performance tires is average value per unit sold. Our North American, European, and Japanese sales in dollars, euros, and yen outpaced unit sales significantly in 2003. Growth in high- and ultrahigh-performance tires was an important reason for that positive disparity.

Outlook

The shift in demand toward high-performance tires in the industrialized nations shows every sign of continuing for the foreseeable future. As the industry's high-performance leader, we stand to benefit more than our competitors from that trend. Production improvements—especially in Japan and Europe—are helping us make the most of our competitive edge in this product category.

Meanwhile, our continuing success in Formula One racing—the world's most-watched motorsport series by far—highlights our identity as the high-performance leader. Acquainting consumers with our high-performance edge will remain the dominant theme in our product advertising and other promotional activities.

Why

The future of the tire industry is runflat. And the future is now. Runflat systems keep a vehicle moving safely—up to a specified maximum speed and distance—after a loss of tire pressure. They also increase safety by allowing drivers to proceed to safe places to change tires that have lost pressure.

In addition, runflats eliminate the need for carrying a spare tire. That contributes to fuel economy through weight savings, and it gives automakers greater latitude in designing vehicles. Eliminating the spare tire also reduces rubber consumption and rubber scrap.

We were early believers in the potential of runflat systems, and we were a pioneer in commercializing runflat technologies in the 1980s. As a result, we have supplied more runflat tires for production vehicles than any other tire manufacturer.

Strengths

The most immediately apparent advantage of our runflat systems is their adaptability to conventional wheels. We offer two kinds of runflat tire systems: Self Supporting Runflat (SSR) tires, which use sidewall reinforcement, and Support Ring runflat systems, which contain internal metal rings. Both kinds fit on conventional wheels and rims. In contrast, the main competitor to our runflat systems requires special wheels.

Our ability to offer two different systems is an especially important strength for us in runflat tires. SSR is an original Bridgestone technology. All of the runflat tires that we supply to automakers are based on this technology. We obtained the technological rights to Support Ring systems from Continental AG in a cross-licensing arrangement. Our SSR tires are especially good for small and medium-sized vehicles and for high-performance cars. Support Ring systems are a good choice for comfort-oriented cars and for sport-utility vehicles.

Our strengths in runflat technology extend to truck and bus tires. For example, we offer our GREATEC MEGA DRIVE tires for trucks and buses with AIRCEPT chambers. Those chambers, installed inside the tires, expand immediately to maintain the tire shape if the air pressure drops suddenly. GREATEC-AIRCEPT tires combine the advantages of single tires with the safety of double-tire configurations.

Industry Leadership: Runflat Tires

Keeping a vehicle moving safely on a punctured tire has long been the holy grail of the tire industry. Several technologies have emerged for maintaining the shape of a tire that has lost pressure. But only in recent years have so-called runflat technologies begun to appear on large numbers of automobiles. And no tire maker has supplied runflat systems for as many vehicles as we have.

2003 HIGHLIGHTS **BMW adopted our runflat tires on its new 5 Series and 6 Series models. Those cars join the Z4 and Z8 series as BMW models equipped with Bridgestone-brand runflats. We have supplied BMW and other automakers with runflat tires for 10 models of passenger cars. In truck and bus tires, we will supply double-width tires equipped with runflat-like features to DaimlerChrysler.**

Results

We sold about 500,000 runflat tires in 2003, a 2.5-fold increase over the previous year, and we have sold a cumulative total of more than 1 million runflat tires. That sales momentum is positioning our technologies as de facto standards for runflat tire systems.

Our runflat technologies are the foundation of a growing consortium of tire manufacturers. We and Continental share the technologies while working separately and in competition with each other in product development and in marketing. Yokohama Rubber Co., Ltd., has also obtained the rights to the Support Ring technology to use in its runflat tires, and other tire manufacturers have expressed interest in our technologies, too.

Outlook

Growth in the market for runflat systems is inevitable, but the pace of that growth will depend on regulatory initiatives. Runflat tires today work so well that a driver does not even notice a loss of tire pressure. Drivers therefore require tire-pressure monitoring systems to take full advantage of the potential benefits of runflat tires. Those monitoring systems add to the cost of vehicles. So market forces alone are insufficient to ensure consumer acceptance.

We believe that growth in demand for runflat systems will accelerate as governments begin to mandate factory installation of tire-pressure monitoring systems in vehicles. Moves are under way in several nations to legislate that kind of requirement. Those moves suggest that demand for runflat systems will broaden greatly in the next few years. We tentatively plan to supply about 1 million runflat tires in 2004 and more than 1.5 million in 2005.


RFT
Support Ring

Bridgestone Self Supporting Runflat (SSR) tires (*above, left*) are the world's best-selling line of runflat tires. The Bridgestone presence in the growing market for runflats also includes the Support Ring system (*above, right*).


GREATEC
AIRCEPT

GREATEC MEGA DRIVE tires save weight and improve fuel economy by replacing double tires on trucks and buses. Equipping GREATEC tires with AIRCEPT chambers retains the safety of double-tire configurations.



The AIRCEPT feature has greatly increased the viability of double-width tires on trucks and buses. Engineers at Bridgestone's technical center in Tokyo continue working on improvements in AIRCEPT.



The runflat tires supplied by Bridgestone for the BMW 5 Series (*right*) fit on conventional wheels and rims (*below*).



Why

Maintaining a large share of the global market for aircraft tires is an important plank in our overall corporate strategy. Commercial airliners are a tremendously challenging application for tires; so, our success in winning business with the world's foremost airlines and aircraft manufacturers highlights our competitive edge in tire technology. Business in aircraft tires thus complements our other programs and initiatives for asserting an identity as the tire industry's technological leader.

Strengths

Our chief strength in aircraft tires is our ability to fulfill customer expectations for continuing improvements in tire performance. Those expectations center on long-life durability and on safety: the ability of tires to withstand the stress of repeated takeoffs and landings under huge loads.

Airlines also require continuing progress in reducing tire weight to help conserve fuel. Our R&D organization has devoted immense resources to fulfill these expectations through advances in rubber compounding, tire design, manufacturing processes, product evaluation, and other pertinent phases of aircraft tire technology.

Supplementing our technological strengths in aircraft tires is the global reach of our manufacturing and service network. In addition to manufacturing new tires for aircraft in Japan, we operate retreading plants for aircraft tires in Japan, the United States, Belgium, and Hong Kong.

Industry Leadership: Aircraft Tires

Aircraft tires have been part of the Bridgestone product portfolio for more than 50 years. We supply tires to most of the world's largest airlines and to the world's two largest manufacturers of commercial aircraft, Airbus and Boeing. Bridgestone tires account for about one-third of the tires installed on large and medium-sized commercial airliners worldwide.


BRIDGESTONE

Responsive service and maintenance for customers at airports worldwide underlies the Bridgestone Group's business in aircraft tires.

We maintain distribution depots for aircraft tires near airports at more than 20 sites around the world.

While insisting on continuing advances in safety and durability, airlines are also insistent in regard to cost. Our strengths in product development and manufacturing position us to respond cost-competitively to customer needs and wants.

Results

Our sales of aircraft tires increased slightly in 2003, to about $100 million. Sales remained weak in the first half of the year, but they improved markedly in the second half. Our sales performance reflected trends in the airline industry, but we outperformed the industry somewhat and posted an increase in market share.

Overall passenger and freight capacity increased 2.5% on international routes in 2003, according to the International Air Transport Association (IATA). Anticipating a recovery in demand, airlines increased their passenger capacity 0.1% on international routes. The Iraq war and the SARS outbreak belied their expectations initially, and passenger volume declined in the first half, but it began to recover in the second half. International passenger volume was down 2.4% for the full year. In contrast, international air freight volume expanded 4.9%.

2003 HIGHLIGHTS **Airbus S.A.S. announced in June 2003 that it would install Bridgestone tires on its upcoming A380 airliner. Airlines have installed our tires on Airbus aircraft for years, but the supply contract for the A380 was our first with Airbus. In November, Airbus announced that it would install Bridgestone tires on its entire line of commercial airliners.**


A380
A380
777

Airbus (*top*) will offer Bridgestone tires on its A380 jetliner, which airlines are preparing to put into service in March 2006. Boeing (*above*) has been installing Bridgestone tires on its airliners since 1996.





The Bridgestone Group's global support network for airlines and other aircraft operators includes retreading plants in Tokyo; Hong Kong; Miami, United States (*photo on right*); and Frameries, Belgium. Testing and development work at the Bridgestone technical center in Tokyo (*center*) supports continuing improvements in aircraft tire quality and performance.

Outlook

Our business in aircraft tires is poised for solid growth in 2004. The recovery in international passenger volume that began in the second half of 2003 is gaining momentum. Our continuing relationship with Boeing and our new supply relationship with Airbus also bode well for our business prospects in this product sector. We will need to cope with the appreciation of the yen, however, to reinforce the cost-competitiveness of our aircraft tires manufactured in Japan.

Why

A strong presence in China is essential to our strategy of asserting the most-global reach in the tire industry. Along with presenting huge and growing demand for replacement tires, China is the scene of rapidly expanding vehicle production. Our customers in the automobile industry naturally expect us to support their Chinese operations with locally produced, high-quality tires. These considerations have prompted us to acquire two tire plants in China and to build a third, which is under construction.

Strengths

By the end of 2003, we were marketing tires in China through approximately 4,600 retail outlets, including about 800 family-channel dealers. Our Chinese sales network gained an important new dimension in August 2003. That was when we opened the first outlet in our new franchise network of tire retailers, called Car Wings. Sales are booming at the inaugural outlet, which is in Guangzhou, and we plan to have 50 Car Wings outlets by the end of 2004 and 200 within three years.

Supplying tires to our Chinese sales channels are Bridgestone plants that produce passenger car and light truck tires in Tianjin and truck and bus tires in Shenyang. Our third Chinese tire plant will begin producing passenger car and light truck tires in Wuxi Province in the latter half of 2004. We also supply the Chinese market with tires from plants in Japan and in Southeast Asia.

Our growing presence in China extends to product lines beyond tires. Surging demand from automakers there has prompted us to build a plant in Jiangsu Province to supply antivibration

Industry Leadership: China

Bridgestone tires were a familiar product line in China more than 50 years ago. We are reasserting a strong brand identity there through extensive advertising and through a fast-growing retail network. Growing equally fast is our Chinese production network. That network includes two tire plants and a third under construction. It also includes four plants for producing diversified products. A plant under construction will produce antivibration components for automobiles.

components for automobiles. China is the world's largest and most cost-competitive producer of bicycles, and we have operated a bicycle plant in Jiangsu Province since the mid-1990s. Other Bridgestone plants in China produce golf balls, rubber fenders for wharves, and rubber tracks for tractors.

2003 HIGHLIGHTS **We announced plans to build a Chinese plant to produce antivibration components for automobiles. Work continued on schedule on what will be our third Chinese tire plant. A new franchise network that we launched in 2003 will provide Chinese consumers with tires and related products and services. We also strengthened our Chinese sales network for truck and bus tires.**

Results

We estimate that our share of the Chinese market in 2003 was about 10% in passenger car and light truck tires and about 15% in truck and bus tires. Chinese demand grew solidly in 2003. The SARS outbreak affected sales somewhat in the first half, but the effect was small. Sales of passenger cars and light trucks in China rose 75%, to nearly 2 million vehicles. Sales of trucks and buses rose more than 12%, to some 2.4 million vehicles.



The name *Che-zhi-yi* means "car wings" in English. Car Wings is a new retail franchise chain that Bridgestone is building in China to market tires and related products and services. As the photos show, a Car Wings opening was cause for celebration in Qingdao. Bridgestone's plans call for opening 200 Car Wings outlets within three years.





Productivity is good at Bridgestone's tire plants in Tianjin and Shenyang. And the company is reaffirming its commitment to efficient manufacturing at the state-of-the-art tire plant under construction in Wuxi.



Bridgestone CEO Shigeo Watanabe (*center*), colleagues, and Chinese officials broke ground for the Wuxi tire plant in August 2003. The plant will begin making passenger car and light truck tires in 2004.



Bicycles have long been a highly visible pillar of Bridgestone's diversification strategy in Japan. The Bridgestone Group's Chinese bicycle plant reinforces its competitiveness in this product sector.

Escalating raw material prices—for which surging Chinese demand is a principal reason—affect our profitability in China, as in other markets. We have been raising tire prices there since spring 2003 to absorb the higher raw material costs.

Outlook

Our China strategy has unfolded carefully, step-by-step. After several years of study and trial marketing, we are now proceeding at a fast and accelerating pace. We expect our tire sales in China to continue growing at a double-digit rate in 2004. And we are accompanying sales growth with improvements in our sales mix: introductions of high-quality, high-value products are amplifying the value of unit sales gains. Representative of the new opportunities that are arising for us in China is the first-ever Formula One race there. That event will take place in Shanghai in September 2004, and it will be an excellent occasion for raising our profile further in the Chinese market.



The turntable-like susceptor in the photo is a Bridgestone-crafted fixture for semiconductor processing. The transparent wafers are Bridgestone's new single-crystal silicon carbide—a potential successor to silicon in semiconductor devices.

Industry Leadership:
Ultrapure Silicon Carbide

Our forebears at Bridgestone began making diversified products soon after they started producing tires—golf ball production dates from 1935. Today, Bridgestone Group companies are leaders in automotive components, industrial rubber products, construction materials, chemical products, electro-materials, bicycles, and sporting goods. Ultrapure silicon carbide is yet another promising product family.

Why

A successful line of silicon carbide products for the semiconductor industry epitomizes our approach to diversification. We have benefited immensely over the years from diversified operations, which broaden our business foundation and help steady our overall performance. Diversified products contributed 20% of our net sales and 19% of our operating income in 2003.

Our chief challenge in diversified operations is twofold: (1) expand our business platform by allocating resources to businesses that offer convincing growth potential and (2) raise overall profitability by focusing our business portfolio on products and markets that support sound profit margins. We are addressing this challenge by developing highly original products in which we (1) assert a compelling competitive edge in technology and (2) can be a market leader. Our business in silicon carbide products fulfills both of these conditions impressively.

Strengths

High purity is a core strength for our PureBeta line of components for semiconductor device manufacturing. Our PureBeta products consist of polycrystalline silicon carbide. We supply them to makers of equipment for manufacturing semiconductor devices and to device manufacturers. PureBeta products include dummy wafers for maintaining optimal temperature distribution in diffusion furnaces and electrodes, jigs, susceptors, and several other kinds of components.

The traditional method for producing silicon carbide materials entails adding a metallic auxiliary agent. That leaves metallic impurities in the materials, which renders them unsuited to highly demanding applications in semiconductor device manufacturing. Bridgestone researchers developed technology for producing silicon carbide materials without using a metallic agent. The result is ultrapure silicon carbide that is suitable for the most-demanding applications in the semiconductor industry.

In 2003, we announced the development of technology for producing single-crystal silicon carbide. That material offers electrical properties that are superior to those of silicon in semiconductor applications. It is a candidate to replace silicon in future-generation semiconductor devices.

2003 HIGHLIGHTS **We announced the development of technology for producing single-crystal silicon carbide of extremely high purity. Single-crystal silicon carbide is a candidate to replace ordinary silicon in future generations of semiconductor devices. Our new material can provide semiconducting functionality, as well as serving as a base for devices.**

Results

Our PureBeta line of polycrystalline silicon carbide products has captured a large market share. And our single-crystal silicon carbide is progressing steadily through the stages of product development. We will soon begin sample shipments of two-inch wafers of single-crystal silicon carbide to prospective customers for evaluation. Meanwhile, we continue working on technology for producing the wafers in larger diameters.

Limited quantities of single-crystal silicon carbide from other manufacturers have appeared on the market in small diodes. But the semiconductor industry is just beginning to explore the potential of this remarkable material.



Proprietary technology transforms granular silicon carbide into gem-like single-crystal wafers at Bridgestone. This processing technology could prove to be a lucrative foothold in future generations of semiconductor devices.



This rack for holding silicon wafers is part of Bridgestone's PureBeta line of silicon carbide products for the semiconductor industry. The wafers are PureBeta dummy wafers.



PureBeta dummy wafers undergo thorough cleansing in a clean room. They also undergo heat testing to ensure their durability in the searing temperatures of semiconductor manufacturers' diffusion furnaces.

Outlook

Different materials have emerged as potential successors to silicon in semiconductor devices. But the timing of the post-silicon era is unclear, since technological advances continue to extend the longevity of basic silicon. Our best estimate of the timing of a wholesale changeover to successor materials is between 2005 and 2010. Single-crystal silicon carbide is a genuine contender for a central position in future-generation semiconductor devices. And our proprietary manufacturing processes reinforce the potential competitive standing of our product entry.

Meanwhile, demand remains strong for our PureBeta products of polycrystalline silicon carbide. We expect to achieve continuing sales growth in those products, especially as recovery in the semiconductor industry gains momentum.

Regional Review



Japan

Operating income in Japan declined 5%, to ¥129.1 billion, as sales declined 3%, to ¥803.1 billion. The decline in operating income reflected increases in raw material costs and pension costs, as well as the downturn in sales. Unit sales declined in replacement tires for passenger cars and light trucks and for trucks and buses. Those declines reflected weak demand and supply restraints imposed by the Tochigi Plant fire. Unit sales to vehicle manufacturers in Japan increased.

Japan's economy remains in a deflationary mode, despite signs of economic improvement. That has prevented us from raising prices to offset the rise in raw material costs, and our operating profitability has suffered as a result. In March 2004, we announced that we would increase our tire prices in Japan, effective June 1.

We are stepping up our focus on qualitative growth in Japanese marketing. That means concentrating on high-value-added products and otherwise working to improve the composition of sales.

Sales and earnings in Japan benefited from growth in diversified products, especially in electro-materials. That fast-growing product sector includes precision rollers, functional films, and other high-value items.


COCKPIT 21

Bridgestone's retail networks are the largest in Japan's tire industry. More than 600 neighborhood retailers strengthen their customer appeal with the company's Mr. Tire Man signage and service guidelines. Bridgestone's Tire Kan network of large, family-oriented stores comprises about 450 outlets. And the company caters to automotive aficionados through the Cockpit network of more than 160 stores.



TV manufacturers use optical filters on plasma display panels to prevent glare and to shield electromagnetic and near-infrared emissions. Conventional filter technology requires several layers of filter material. But Bridgestone's newly developed filters (*photo*) require only three layers.





Recent investment has quadrupled production capacity at Bridgestone Americas' Costa Rican subsidiary (*above, left*), to 12,000 tires a day. That is part of the company's investment program for keeping up with growing unit demand in the Americas.

The men in the photo above are installing Bridgestone roofing materials on a building. Bridgestone Americas' diversified operations posted increases in sales and earnings in 2003, led mainly by growth in roofing materials.

The Americas

Dollar-denominated sales in our Americas segment rose in 2003, but yen-denominated sales declined 1%, to ¥972.3 billion, because of the weakening of the dollar against the yen. Operating income rose 5%, to ¥19.5 billion, as price increases, progress in shifting sales toward higher-value products, and strong sales of automotive components offset the adverse effects of the rising cost of raw materials and pension plan-related amortization costs.

In passenger car and light truck tires, a decline in original equipment sales offset growth in replacement tires. In truck and bus tires, unit sales rose in replacement tires and declined slightly in original equipment.

Our main operating unit in the Americas is Nashville-based Bridgestone Americas. Operating income at that company declined 4% in 2003, to $190 million, on a 7% increase in net sales, to $8.2 billion. Bridgestone Americas' North American tire manufacturing operations remained in the red. Their results improved, however, and they are on course to break into the black in 2005. Sales and earnings increased in Latin America in 2003, led by gains in Brazil, Argentina, and Venezuela.

Bridgestone/Firestone North American Tire, a Bridgestone Americas subsidiary, initiated a voluntary safety campaign in February 2004 to replace about 300,000 Steeltex Radial A/T tires on Ford Excursions. The tires are not defective, but they were not performing up to the company's expectations. This safety campaign is intended to prevent potential issues from becoming future problems. The initiative is reassuring evidence that the company's early warning system is functioning well.


Firestone
BRIDGESTONE
PASSION for EXCELLENCE
Your Ultimate Choice!

Mark Emkes (*right*) succeeded John Lampe as chairman and CEO of Bridgestone Americas Holding on April 1, 2004. He appears here at a company-owned store in Tennessee—one of some 2,300 company-owned outlets in the company's sales network. Bridgestone Americas' retail operations turned in another year of growth in sales and in earnings in 2003.

Europe

Sales in Europe rose 20%, to ¥287.4 billion, and operating income climbed 87%, to ¥15.4 billion, reflecting success in focusing sales on high-value products and the results of a financial restructuring in the previous year. The sales and earnings figures also reflect a positive contribution from the strengthening of the euro against the yen.

Unit sales at Bridgestone Europe grew 6% in 2003 in passenger car and light truck tires and also in truck and bus tires. That growth included gains in replacement tires and in original equipment. The biggest growth was a double-digit increase in original equipment tires for passenger cars and light trucks. That increase occurred despite a decline in European production of vehicles.

Bridgestone Europe exemplifies our focus on high-value-added products. High- and ultrahigh-performance tires account for some 40% of the passenger car tires that it sells. Bridgestone Europe has also focused its business in truck and bus tires on the high end of the market. In 2003, it posted especially strong growth in high- and ultra-high-performance tires in the replacement market in western Europe. It also registered strong growth there in replacement tires for trucks and buses.

In March 2003, Bridgestone Europe acquired an 18.9% stake in Finland's Nokian Tyres PLC. Nokian is the largest tire manufacturer in the Nordic region.




FIRST STOP
Reifen
Felgen
HU+AU
Reifen + Auto Service

This tire store in Germany features the newly restyled appearance of Bridgestone Europe's First Stop network. That network consists of about 1,100 independent retailers of passenger car and light truck tires, and the company is working to increase that number to 1,600 by 2008. Bridgestone Europe also has about 250 company-owned outlets, mainly in Spain and France. In addition, the company is expanding its Truck Point family channel of dealers for truck and bus tires.



The Poznan Plant, in Poland, is Bridgestone Europe's youngest plant. State-of-the-art manufacturing systems at this plant produce high-performance tires, runflat tires, and other high-value-added tires.

In other regions, sales rose 21%, to ¥241.1 billion, though operating income declined 1%, to ¥21.5 billion, on account of the rising cost of raw materials. Unit sales surged in the original equipment market, and sales also increased overall in replacement tires.

Our unit sales in the Middle East grew strongly in 2003. Rising prices for crude oil increased purchasing power in the region. Sales also benefited from demand associated with the postwar rebuilding effort in Iraq.

We also registered solid gains in unit sales in Southeast Asia in 2003. Production is progressing on schedule on our third tire plant in Thailand, which will begin operation in the latter half of 2004.

Our Indian subsidiary also posted sales gains in 2003, as did our operations in Turkey and South Africa. A detailed description of our growing business in China appears on pages 10 and 11 of this report.

Rising crude oil prices stimulated demand in Russia, and we continued to expand our market presence there. Our network of Pole Position retail outlets in Russia has grown to more than 160 stores.



The photo above is of the opening ceremony for a new head office complex for Bridgestone Middle East. That company, a wholly owned subsidiary based in Dubai, is expanding its sales and service network steadily. The new complex includes a training center, warehouse, and tire service center (*top*), as well as the head office.

Other Regions





This proving ground at Thai Bridgestone's Nong Khae Plant (*left*) allows for monitoring product performance and for adapting tires to local needs. The Bridgestone Group's production network in Southeast Asia includes another tire plant in Thailand, two in Indonesia, and one in Taiwan. Bridgestone will open a third tire plant in Thailand in 2004. The Cockpit network of retail outlets (*above, left*) serves Thailand's fast-growing ranks of car owners with Bridgestone products and service.

Our Corporate Moorings: Philosophy, Branding, Governance, Ethics

Our growth over the past two decades outpaced our progress in building a global management platform. We are catching up. In 2003, we introduced a global brand message. And in 2004, we have created a new risk management framework. Those measures follow moves to articulate our corporate philosophy more clearly, to upgrade corporate governance, and to strengthen enforcement of our guidelines for corporate ethics.

Corporate Philosophy

Team members at Bridgestone long shared an unwritten set of values, centered on a commitment to quality. The Bridgestone Way (below) articulates our shared values clearly for all the world to see.

Brand Value

The expression of our corporate philosophy in the marketplace is our brand message. In 2003, we adopted the phrase Passion for Excellence as a unifying global slogan. All Bridgestone Group companies have adopted this phrase in their marketing.

The Bridgestone Way

The ultimate aim of all activity in the Bridgestone Group is to fulfill the Bridgestone Way, which comprises two elements: Spirit and Mission. Our efforts center on seven core emphases.

Spirit: Trust and Pride

The trust that we earn from people in the community makes us proud of our companies. Our pride in our companies encourages us to do ever better in exceeding people's highest expectations.

Mission: Serving society with superior quality

We inherit the words and the spirit of our mission from our founder, Shojiro Ishibashi. His emphasis on superior quality means striving for excellence in technology, in products and service, and in all our activities.

Seven core emphases

1. Focus continuously on the future and pursue continuing growth in corporate value.
2. Be fair, honest, and open in our corporate management.
3. Understand and honor fully the ethical values, moral practices, and legal regulations of every nation and region where we operate.
4. View ourselves through the eyes of our customers and adapt our approach responsively to exceed their expectations.
5. Build positive momentum by nurturing capable, motivated employees who, in turn, will foster a stronger company.
6. Take our future into our own hands by leading our industry in introducing innovative new technologies.
7. Maximize our collective strength by sharing information freely and by promoting cooperation among divisions and companies in the Bridgestone Group.

All of the Bridgestone Group companies have adopted the Bridgestone Way as their core set of guiding principles. Each company conducts a continuing series of seminars and other activities to familiarize employees with the meaning and the importance of the Bridgestone Way. While adhering faithfully to the essential elements of the guidelines, each company translates and otherwise adapts the phrasing to accommodate local circumstances and perspectives.

"Passion for Excellence" characterizes our determination to provide customers with the best-possible products and services; to maximize our contribution to the community at large; and—as a result of these and other efforts—to fulfill the highest expectations of our shareholders. In advertising, we focus especially on building an identity that people will associate with the qualities of dynamism, innovation, and sophistication. Identification with those qualities reinforces our leadership in premium-grade products.

Safeguarding Our Brand Image
Systematic risk management is essential to safeguarding our brand image. CEO Shigeo Watanabe fills the newly created post of chief risk management officer, which underlines the importance that we attach to this function.

Governance
Strengthening corporate governance is indispensable in fulfilling our mission as stated in the Bridgestone Way: Serving society with superior quality. We are therefore working systematically to fortify our corporate governance functions.

Corporate Ethics
Observing high standards of corporate ethics is also crucial to safeguarding our brand image and to fulfilling our corporate philosophy. We created a formal organization in 2003 to better enforce our guidelines for ethical corporate behavior.

Brand Message
More than a mere slogan, Passion for Excellence is the central message in all of our marketing activities. We are shaping all of our advertising and other promotional efforts to convey our very genuine passion to excel.

PASSION
for EXCELLENCE

The fire at the Tochigi Plant in September 2003 highlighted the need for stepped-up risk management. A risk management committee that answers directly to Bridgestone CEO Shigeo Watanabe is overseeing a review of every production process and every work procedure. That review is to identify risks and find ways to prevent problems.

The risk management committee is mapping out scenarios for a comprehensive range of possible events and is establishing procedures for minimizing disruption and for restoring operations as quickly as possible. Our highest priority is to avoid inconveniencing consumers, automakers, or any other customers. Measures already taken or under consideration include distributing the production of core products among multiple plants and upgrading logistics to support better interaction among operations in different regions.

To delineate the functions of corporate oversight and operational management clearly, we reconfigured our management structure in 2002. The members of the board of directors formerly were responsible concurrently for (1) overseeing management from the standpoint of maximizing shareholder value and (2) managing our different sectors of operations. Under the new management structure, daily operational authority has shifted to a newly created team of corporate officers; the board of directors concentrates on ensuring that our policies and programs address the broader interests of shareholders and other stakeholders.

Sharpening the focus of the board of directors has also allowed for reducing its size—to 9 members, from 28 previously. That has heightened transparency and objectivity in management.

Heading our ethical compliance organization as chief compliance officer is our chief financial officer and executive vice president, Hiroshi Kanai. The ethical compliance organization includes managers responsible for every main phase of operations. We have positioned ethical compliance as a core element in employee training and in management decision making.

Financial Section: Management's Discussion and Analysis

All of the financial information in the following discussion and analysis is from the consolidated financial statements and notes. Financial disclosure by Bridgestone Corporation (the "Company") is in accordance with accounting principles and practices generally accepted and applied in Japan ("Japanese GAAP"). See Note 19 in the Notes to Consolidated Financial Statements for information about the differences between Japanese GAAP and U.S. GAAP.

Business and Markets

The business of the Company and its subsidiaries (the "Companies") comprises two main segments: "tires," including tires, tubes, wheels, related accessories, and automotive maintenance, and "other," which consists mainly of chemical products, industrial rubber products, sporting goods, bicycles, and industrial machines. The "tires" segment accounted for about 80% of the Companies' net sales in 2003. That percentage has remained basically constant for several years.

Sales by Region

Net sales increased 2.5% in 2003, to ¥2,303.9 billion ($21,506 million), their highest level ever. A summary of geographical trends and topics appears on pages 14 to 17 of this report.

Sales by company location

In sales by company location, sales at the Company and its Japanese subsidiaries declined 3.0%, to ¥803.1 billion ($7,496 million). Sales at operations in the Americas declined 0.9%, to ¥972.3 billion ($9,076 million). At the Companies' European operations, sales increased 20.1%, to ¥287.4 billion ($2,683 million). Sales at operations in other regions—including Asian nations besides Japan, Australia, New Zealand, Africa and the Middle East—rose 20.6%, to ¥241.1 billion ($2,251 million).

The strengthening of the yen against the U.S. dollar diminished the yen-denominated value of sales outside Japan. Offsetting that effect were unit sales gains, improvements in sales mix, and the weakening of the yen against the euro. Japan's currency averaged approximately ¥116 to the U.S. dollar and ¥131 to the euro in 2003, compared with approximately ¥125 to the U.S. dollar and ¥118 to the euro in 2002.

Composition of sales by geographic segment (company location)

(% of net sales)

FY	2003	2002
Japan	**34.9**	36.8
Americas	**42.2**	43.6
Europe	**12.5**	10.7
Other	**10.4**	8.9
	100.0	100.0

Sales by customer location

In sales by customer location, sales to customers in Japan declined 4.0%, to ¥710.1 billion ($6,628 million). Sales in the Americas declined 1.0%, to ¥967.5 billion ($9,031 million). In Europe, sales increased 18.8%, to ¥294.9 billion ($2,753 million). Sales in other regions—including Asian nations besides Japan, Australia, New Zealand, Africa and the Middle East—increased 17.1%, to ¥331.4 billion ($3,094 million).

Sales by Industry Segment

In sales by industry segment, the Companies' business in tire operations increased 2.2% over the same period of the previous year, to ¥1,836.4 billion ($17,142 million). That increase reflected unit sales gains in most markets. It also reflected successful introductions of new products, improvements in sales mix, and progress in expanding sales channels.

Tire products handled by the Companies include tires for passenger cars and light trucks, for trucks and buses, and for earthmoving equipment, agricultural machinery, aircraft, subway trains and motorcycles. The Companies together are the world's largest supplier or one of the three largest suppliers in each principal category of tire products.

Sales in other operations increased 3.9% over the same period of the previous year, to ¥467.5 billion ($4,364 million). The Companies' business in diversified products includes antivibration components and air springs for automobiles, industrial vehicles, earthmoving equipment, and agricultural machinery; construction and civil engineering materials; industrial rubber products, including conveyor belts, marine hoses and crawler tracks; chemical products, including urethane foam for automotive seats and for electrical appliance insulation; precision components for electronic equipment; bicycles; sporting goods, including golf and tennis equipment; and other items.

Composition of sales by industry segment

(% of net sales)

FY	2003	2002
Tires	79.7	80.0
Other	20.3	20.0
	100.0	100.0

The Companies' business in diversified operations centers on Japan. In 2003, sales in this segment benefited from strong growth in Japanese sales of functional films, precision rollers, and other electro-materials. Another contributor to sales growth was an increase in sales of automotive components. Growth in Japanese exports of industrial products and chemical products also contributed to the overall sales gain. Outside Japan, the Companies' operations in the Americas have strong market positions in roofing materials and in air springs for trucks. The Companies also market rubber tracks, conveyor belts, and other industrial rubber products in several nations.

Expenses and Net Income

Cost of sales increased 2.6%, to ¥1,441.6 billion ($13,457 million), and gross profit rose 2.4%, to ¥862.3 billion ($8,049 million). The gross profit margin was 37.4%, compared with 37.5% in the previous year. Gross profit thus rose in step with net sales and reflected gains in unit sales volume despite increases in raw material costs and pension costs.

Gross profit margin

(% of net sales)

FY	2003	2002	2001	2000	1999
	37.4	37.5	35.5	36.4	38.8

Net Sales


2,500 ¥ billion
2,000
1,500
1,000
500
0
1999
2000
2001
2002
2003

Currency Exchange Rates
(annual average rates)


150 ¥
120
90
60
30
0
¥/€
¥/$
1999
2000
2001
2002
2003

Sales of Tires


2,500 ¥ billion
2,000
1,500
1,000
500
0
1999
2000
2001
2002
2003

Selling, general and administrative expenses increased 3.1%, to ¥679.0 billion ($6,338 million). Research and development expenses rose 4.1%, to ¥71.0 billion ($662 million), and advertising costs declined 4.7%, to ¥94.8 billion ($885 million). The number of employees at the Companies increased 1.8%, to 108,741 at year-end.

Selling, general and administrative expenses

(% of net sales)

FY	**2003**	2002	2001	2000	1999
	29.4	29.3	30.0	28.3	27.4

Operating income declined 0.3%, to ¥183.3 billion ($1,711 million), and the operating income margin declined to 8.0%, from 8.2% in the previous year. The decline in operating profitability reflects the adverse effects of the increases in raw material costs and pension costs and of escalating price competition, among other factors.

Operating income margin

(% of net sales)

FY	**2003**	2002	2001	2000	1999
	8.0	8.2	5.5	8.1	11.4

Gross interest expense declined 26.2%, to ¥12.0 billion ($112 million), reflecting repayments of long-term borrowings. Cash flow interest coverage (net cash provided by operating activities divided by interest paid) rose to 20.0, from 17.0 in the previous year.

Cash flow interest coverage

(times)

FY	**2003**	2002	2001	2000	1999
	20.0	17.0	5.5	3.2	13.6

The Company recorded an extraordinary loss of ¥3.8 billion ($36 million) in connection with a fire at its Tochigi Plant. It recorded an offsetting insurance recovery of ¥4.3 billion ($41 million) in connection with the same fire.

Impairment losses on assets totaled ¥5.8 billion ($54 million). That compares with impairment losses of ¥36.9 billion in 2002, mainly at the Companies' European operations, and ¥93.0 billion in 2001, mainly at their Americas operations.

Sales of Other Products


500 ¥ billion
400
300
200
100
0
1999 2000 2001 2002 2003

Operating Income


250 ¥ billion
200
150
100
50
0
1999 2000 2001 2002 2003

Net Income


150 ¥ billion
120
90
60
30
0
¥ 150
120
90
60
30
0
Diluted net income per share
(right scale)
1999 2000 2001 2002 2003

Income before income taxes and minority interests rose 46.1%, to ¥162.0 billion ($1,513 million). Income taxes increased 12.3%, to ¥68.7 billion ($642 million), and minority interests were ¥4.6 billion ($43 million), compared with ¥4.4 billion in the previous year.

Net income increased 95.5%, to ¥88.7 billion ($828 million). Diluted net income per share increased 97.6%, to ¥102.6 ($0.96).

Dividend policy at the Company emphasizes steady dividend yield. Management has maintained a highly consistent dividend even through fluctuations in earnings. Annual dividends for 2003—comprising interim dividends and year-end dividends—remained at ¥16 ($0.15) per share.

Net return on sales

(% of net sales)

FY	2003	2002	2001	2000	1999
	3.9	2.0	0.8	0.9	4.3

Financial Position

Shareholders' equity increased 11.6%, to ¥888.0 billion ($8,289 million), and the ratio of shareholders' equity to total assets rose to 40.0% at year-end, from 37.1% a year earlier. The increase in shareholders' equity included increases of ¥74.3 billion ($694 million) in retained earnings and ¥46.5 billion ($434 million) in net unrealized gains on securities. Treasury stock increased ¥32.4 billion ($302 million) as a result of the Company's share repurchasing program.

The share repurchasing program initially provided for repurchasing shares in a quantity or value of up to the lower of 35 million shares or ¥50 billion. By the end of March 2004, the Company had purchased more than 33 million shares worth ¥50.0 billion ($467 million). An extension of the program again provides for repurchasing shares in a quantity or value of up to 32 million shares or ¥50 billion.

Net return on shareholders' equity

(% of simple average of year-end shareholders' equity)

FY	2003	2002	2001	2000	1999
	10.5	5.6	2.2	2.3	12.3

Total assets increased 3.6%, to ¥2,220.6 billion ($20,728 million). Cash and cash equivalents increased 44.4%, to ¥298.3 billion ($2,784 million), and notes and accounts receivable declined 9.4%, to ¥400.3 billion ($3,736 million). The Companies recorded a 75.1% increase in investments in securities, to ¥194.5 billion ($1,815 million).

Shareholders' Equity


1,000 ¥ billion
800
600
400
200
0
1999
2000
2001
2002
2003

Total Assets


2,500 ¥ billion
2,000
1,500
1,000
500
0
1999
2000
2001
2002
2003

Ratio of Shareholders' Equity to Total Assets


50 %
40
30
20
10
0
1999
2000
2001
2002
2003

Net return on assets

(% of simple average of year-end total assets)

FY	2003	2002	2001	2000	1999
	4.1	2.0	0.8	0.9	4.9

The Companies' debt to equity and debt ratio (interest-bearing debt divided by the sum of shareholders' equity and interest-bearing debt) declined to 0.35 at year-end, from 0.37 a year earlier. Total interest-bearing debt increased 3.6%, to ¥487.2 billion ($4,548 million), on account of an increase of 38.3% in long-term debt, to ¥399.4 billion ($3,728 million).

Debt/equity and debt ratio

(times)

FY	2003	2002	2001	2000	1999
	0.35	0.37	0.48	0.40	0.31

Purchases of property plant and equipment increased 33.4%, to ¥155.7 billion ($1,454 million). Investment centered on equipment renewals, new technologies and equipment for raising productivity, equipment and facilities for expanding production capacity, facilities for strengthening logistics and marketing, and equipment and facilities for developing products and technologies.

Net Assets per Share


1,500 ¥ billion
1,200
900
600
300
0
1999 2000 2001 2002 2003

Capital Spending


200 ¥ billion
160
120
80
40
0
1999 2000 2001 2002 2003

Cash Flow
(net cash provided by operating activities)


300 ¥ billion
240
180
120
60
0
1999 2000 2001 2002 2003

Eleven-Year Summary

Bridgestone Corporation and Subsidiaries
Years ended December 31

	2003	2002	2001	2000
Net sales:	**¥2,303,917**	¥2,247,769	¥2,133,825	¥2,006,902
Tires	**1,836,395**	1,797,598	1,687,235	1,560,182
Other	**467,522**	450,171	446,590	446,720
Operating income	**183,294**	183,862	118,023	161,785
Net income	**88,720**	45,379	17,389	17,741
Net income per share (in yen):				
Basic	**102.75**	51.97	20.20	20.60
Diluted	**102.56**	51.89	20.19	20.59
Total assets	**2,220,613**	2,143,928	2,443,793	2,038,578
Shareholders' equity	**887,987**	796,013	835,144	778,713
Ratio of shareholders' equity to total assets (%)	**40.0**	37.1	34.2	38.2
Additions to property, plant and equipment	**155,742**	116,764	104,313	137,772
Depreciation and amortization	**104,383**	119,466	132,920	119,925

The Companies have built a global network of 45 tire plants and more than 60 plants for diversified products in 24 nations. That geographical scope is a core strategic strength.

Net cash provided by operating activities declined 4.1%, to ¥258.1 billion ($2,409 million). That decline included income tax payments of ¥19.3 billion ($180 million), which contrasted with income tax receipts of ¥21.7 billion in the previous year. It also included an increase in inventories of ¥35.9 billion ($335 million).

Outlook

Management projects that net income in 2004 will decline about 15%, to about ¥75 billion, on essentially no change in net sales. They have assumed average exchange rates of ¥105 to the U.S. dollar and ¥120 to the euro in preparing these projections. The principal reasons for the projected decline in net income are the adverse effects on earnings of rising prices for raw materials and of the appreciation of the yen against the U.S. dollar and the euro. Management plans to maintain the annual dividend at ¥16 per share in 2004.

In Japan, management expects vigorous marketing efforts to achieve an increase in unit sales of replacement tires despite weak demand. They project declines in unit sales of original equipment tires in Japan and in unit exports of tires.

Management projects increases in unit sales of truck and bus tires and passenger car and light truck tires in the Americas. They expect demand in the Americas to remain generally strong. Management also projects increases in unit sales of truck and bus tires and of passenger car and light truck tires in Europe. They expect European demand to remain strong, too.

In other regions, management expects sales to continue growing rapidly in China and in Southeast Asia. They also anticipate continuing growth in the Middle East, Turkey, and Africa.

Management has earmarked ¥180 billion for capital spending in 2004. They expect to fund that investment entirely with internal cash flow.

Forward-Looking Statements

The descriptions of projections and plans that appear in this annual report are "forward-looking statements." They involve known and unknown risks and uncertainties in regard to such factors as product liability, currency exchange rates, raw material costs, labor-management relations and political stability. Those and other variables could cause the Companies' actual performance and results to differ from management's projections and plans.

Millions of yen

1999	1998	1997	1996	1995	1994	1993
¥2,085,720	¥2,236,699	¥2,170,803	¥1,958,026	¥1,686,636	¥1,595,086	¥1,599,163
1,638,304	1,772,226	1,685,389	1,515,510	1,274,242	1,195,895	1,191,727
447,416	464,473	485,414	442,516	412,394	399,191	407,436
236,777	248,318	222,298	192,356	154,195	139,658	120,792
88,690	104,626	39,159	70,335	54,143	31,863	28,386
103.98	126.28	48.23	88.20	69.13	41.11	36.77
102.96	123.01	46.83				
1,792,744	1,830,149	1,800,659	1,722,918	1,559,950	1,672,661	1,746,610
743,069	697,424	641,382	579,366	474,949	497,661	474,511
41.4	38.1	35.6	33.6	29.7	29.8	27.2
175,495	220,625	160,468	127,226	87,769	77,064	115,902
118,464	107,474	200,831	111,968	110,149	102,179	109,258

Consolidated Balance Sheets

Bridgestone Corporation and Subsidiaries
At December 31, 2003 and 2002

Assets

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2003	2002	2003
Current Assets:			
Cash and cash equivalents	¥ 298,265	¥ 206,520	$ 2,784,141
Notes and accounts receivable (Note 6), less allowance for doubtful accounts of ¥17,471 million ($163,082 thousand) in 2003 and ¥17,308 million in 2002	400,258	441,629	3,736,190
Inventories (Notes 4 and 6)	349,555	324,313	3,262,905
Deferred income taxes (Note 13)	66,917	119,739	624,633
Other current assets	49,568	45,445	462,690
Total Current Assets	1,164,563	1,137,646	10,870,559
Property, Plant and Equipment *(Note 6)*:			
Land	122,492	121,543	1,143,396
Buildings and structures	482,608	486,753	4,504,882
Machinery and equipment	1,290,977	1,242,910	12,050,565
Construction in progress	59,421	35,677	554,662
	1,955,498	1,886,883	18,253,505
Less accumulated depreciation	(1,291,353)	(1,240,475)	(12,054,074)
Net Property, Plant and Equipment	664,145	646,408	6,199,431
Investments and Other Assets:			
Investments in securities (Note 5)	194,489	111,073	1,815,449
Investments in and advances to affiliated companies	15,058	10,616	140,558
Long-term loans receivable, less allowance for doubtful accounts of ¥1,164 million ($10,865 thousand) in 2003 and ¥1,012 million in 2002	16,938	14,580	158,107
Deferred income taxes (Note 13)	86,240	116,490	805,003
Other assets	79,180	107,115	739,102
Total Investments and Other Assets	391,905	359,874	3,658,219
Total	¥2,220,613	¥2,143,928	$20,728,209

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2003	2002	2003
Current Liabilities:			
Short-term debt (Note 6)	¥ 85,322	¥ 114,111	$ 796,434
Current portion of long-term debt (Note 6)	2,566	67,398	23,952
Notes and accounts payable	268,407	263,093	2,505,433
Income taxes payable	11,169	11,075	104,257
Accrued expenses	143,812	147,786	1,342,406
Provision for voluntary tire recall (Note 17)	14,965	34,170	139,690
Deferred income taxes (Note 13)	1,661	2,645	15,505
Other current liabilities	38,741	38,589	361,626
Total Current Liabilities	566,643	678,867	5,289,303
Long-term Liabilities:			
Long-term debt (Note 6)	399,351	288,660	3,727,723
Accrued pension and liability for retirement benefits (Note 7)	269,538	274,777	2,515,990
Deferred income taxes (Note 13)	23,266	24,144	217,175
Other liabilities	37,289	42,539	348,073
Total Long-term Liabilities	729,444	630,120	6,808,961
Total Liabilities	1,296,087	1,308,987	12,098,264
Minority Interests	36,539	38,928	341,071
Contingent Liabilities and Commitments (Notes 15 and 17)			
Shareholders' Equity (Note 8):			
Common stock			
Authorized–1,500,000,000 shares, issued–863,102,321 shares in 2003 and 861,252,261 shares in 2002	126,354	125,120	1,179,446
Capital surplus	122,079	120,845	1,139,541
Retained earnings	776,160	701,847	7,245,029
Minimum pension liability adjustments	(35,973)	(39,499)	(335,788)
Net unrealized gains on securities	84,496	38,009	788,724
Foreign currency translation adjustments	(151,475)	(149,031)	(1,413,936)
Treasury stock–at cost, 23,270,247 shares in 2003 and 915,267 shares in 2002 (Note 18)	(33,654)	(1,278)	(314,142)
Total Shareholders' Equity	887,987	796,013	8,288,874
Total	¥2,220,613	¥2,143,928	$20,728,209

Consolidated Statements of Income

Bridgestone Corporation and Subsidiaries
For the years ended December 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2003	2002	2001	**2003**
Net Sales (Note 16)	**¥2,303,917**	¥2,247,769	¥2,133,825	**$21,505,806**
Cost of Sales	**1,441,639**	1,405,391	1,376,439	**13,456,912**
Gross profit	**862,278**	842,378	757,386	**8,048,894**
Selling, General and Administrative Expenses	**678,984**	658,516	639,363	**6,337,945**
Operating income (Note 16)	**183,294**	183,862	118,023	**1,710,949**
Other Income (Expenses):				
Interest and dividend income	**5,356**	4,822	4,572	**49,995**
Interest expense	**(11,962)**	(16,205)	(26,835)	**(111,659)**
Foreign currency exchange loss	**(4,404)**	(8,540)	(2,439)	**(41,109)**
Impairment losses on assets (Note 12)	**(5,768)**	(36,935)	(93,019)	**(53,841)**
North American plant restructuring costs (Note 12)	**–**	–	(29,753)	**–**
Loss on voluntary tire recall (Notes 12 and 17)	**–**	–	(80,392)	**–**
Loss on fire incident (Note 12)	**(3,833)**	–	–	**(35,779)**
Insurance claims received (Note 12)	**4,340**	–	–	**40,512**
Other—net	**(4,988)**	(16,068)	(18,919)	**(46,560)**
Income (loss) before income taxes and minority interests	**162,035**	110,936	(128,762)	**1,512,508**
Income Taxes (Note 13):				
Current	**20,912**	10,984	4,783	**195,202**
Deferred	**47,815**	50,191	(153,774)	**446,327**
Total	**68,727**	61,175	(148,991)	**641,529**
Income before minority interests	**93,308**	49,761	20,229	**870,979**
Minority Interests	**(4,588)**	(4,382)	(2,840)	**(42,826)**
Net Income	**¥ 88,720**	¥ 45,379	¥ 17,389	**$ 828,153**

	Yen			U.S. dollars (Note 2)
Per Share of Common Stock:				
Basic (Notes 3 and 10)	**¥102.75**	¥51.97	¥20.20	**$0.96**
Diluted (Notes 3, 8 and 10)	**102.56**	51.89	20.19	**0.96**
Cash dividends applicable to the year	**16.00**	16.00	16.00	**0.15**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Bridgestone Corporation and Subsidiaries
For the years ended December 31, 2003, 2002 and 2001

	Shares of common stock issued (Thousands)	Millions of yen						
		Common stock	Capital surplus	Retained earnings	Minimum pension liability adjustments	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at January 1, 2001	861,246	¥ 125,115	¥ 120,840	¥ 667,775	¥ (908)		¥ (133,882)	¥ (227)
Net income for the year				17,389				
Cash dividends				(13,775)				
Bonuses to directors				(623)				
Minimum pension liability adjustments (Note 8)					(2,698)			
Net unrealized gains on securities (Note 8)						¥37,059		
Foreign currency translation adjustments (Note 8)							19,380	
Treasury stock								(301)
Balance at December 31, 2001	861,246	125,115	120,840	670,766	(3,606)	37,059	(114,502)	(528)
Net income for the year				45,379				
Cash dividends				(13,772)				
Bonuses to directors				(526)				
Conversion of bonds to common stock	6	5	5					
Minimum pension liability adjustments (Note 8)					(35,893)			
Net unrealized gains on securities (Note 8)						950		
Foreign currency translation adjustments (Note 8)							(34,529)	
Treasury stock								(750)
Balance at December 31, 2002	861,252	125,120	120,845	701,847	(39,499)	38,009	(149,031)	(1,278)
Net income for the year				**88,720**				
Cash dividends				**(13,766)**				
Bonuses to directors				**(641)**				
Conversion of bonds to common stock	**1,850**	**1,234**	**1,234**					
Minimum pension liability adjustments (Note 8)					**3,526**			
Net unrealized gains on securities (Note 8)						**46,487**		
Foreign currency translation adjustments (Note 8)							**(2,444)**	
Treasury stock								**(32,376)**
Balance at December 31, 2003	**863,102**	**¥126,354**	**¥122,079**	**¥776,160**	**¥(35,973)**	**¥84,496**	**¥(151,475)**	**¥(33,654)**

	Thousands of U.S. dollars (Note 2)						
	Common stock	Capital surplus	Retained earnings	Minimum pension liability adjustments	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at December 31, 2002	$ 1,167,927	$ 1,128,022	$ 6,551,358	$ (368,701)	$ 354,793	$ (1,391,123)	$ (11,930)
Net income for the year			**828,153**				
Cash dividends			**(128,499)**				
Bonuses to directors			**(5,983)**				
Conversion of bonds to common stock	**11,519**	**11,519**					
Minimum pension liability adjustments (Note 8)				**32,913**			
Net unrealized gains on securities (Note 8)					**433,931**		
Foreign currency translation adjustments (Note 8)						**(22,813)**	
Treasury stock							**(302,212)**
Balance at December 31, 2003	**$1,179,446**	**$1,139,541**	**$7,245,029**	**$(335,788)**	**$788,724**	**$(1,413,936)**	**$(314,142)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Bridgestone Corporation and Subsidiaries
For the years ended December 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2003	2002	2001	2003
Cash Flows from Operating Activities:				
Income (loss) before income taxes and minority interests	¥162,035	¥110,936	¥(128,762)	$1,512,508
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	104,383	119,466	132,920	974,358
Increase in accrued pension and liability for retirement benefits	3,711	35,042	15,895	34,640
Interest and dividend income	(5,356)	(4,822)	(4,572)	(49,995)
Interest expense	11,962	16,205	26,835	111,659
Gain on sales of property, plant and equipment	(2,047)	(1,379)	(1,829)	(19,108)
Gain on sales of investments in securities	(284)	(263)	(354)	(2,651)
Impairment losses on assets	5,768	36,935	93,019	53,841
North American plant restructuring costs	–	–	29,753	–
Loss on voluntary tire recall	–	–	80,392	–
Loss on fire incident	3,833	–	–	35,779
Insurance claims received	(4,340)	–	–	(40,512)
Change in assets and liabilities:				
(Increase) decrease in notes and accounts receivable	37,940	(43,241)	13,029	354,149
(Increase) decrease in inventories	(35,885)	(1,709)	54,245	(334,967)
Increase (decrease) in notes and accounts payable	(2,628)	26,756	(17,228)	(24,531)
Bonuses paid to directors	(641)	(526)	(623)	(5,983)
Other	14,849	(1,549)	(23,003)	138,608
Subtotal	293,300	291,851	269,717	2,737,795
Interest and dividends received	4,946	4,881	4,600	46,168
Interest paid	(12,935)	(15,861)	(26,541)	(120,741)
Payments for North American plant restructuring	(989)	(2,720)	(1,606)	(9,232)
Payments for voluntary tire recall	(11,088)	(30,737)	(58,214)	(103,500)
Payments for fire incident	(171)	–	–	(1,597)
Insurance claims received	4,340	–	–	40,512
Income taxes received (paid)	(19,277)	21,668	(42,023)	(179,940)
Net Cash Provided by Operating Activities	258,126	269,082	145,933	2,409,465
Cash Flows from Investing Activities:				
Payments for purchase of property, plant and equipment	(141,606)	(107,799)	(107,408)	(1,321,815)
Proceeds from sales of property, plant and equipment	3,409	9,487	8,313	31,821
Payments for investments in securities, subsidiaries and affiliated companies	(20,049)	(7,388)	(8,195)	(187,146)
Proceeds from sales of investments in securities	3,935	1,091	1,515	36,731
Other	7,353	(268)	(17,003)	68,636
Net Cash Used in Investing Activities	(146,958)	(104,877)	(122,778)	(1,371,773)
Cash Flows from Financing Activities:				
Decrease in short-term debt	(29,984)	(29,066)	(148,804)	(279,884)
Proceeds from long-term debt	135,254	25,306	403,381	1,262,522
Repayments of long-term debt	(68,820)	(220,542)	(106,667)	(642,397)
Cash dividends paid	(13,493)	(13,764)	(13,743)	(125,950)
Sale (payments for repurchase) of accounts receivable	–	36,987	(35,884)	–
Sale-leaseback transactions	–	26,368	–	–
Payments for purchase of treasury stock	(32,376)	(750)	(301)	(302,212)
Repayments of lease obligations under capital lease	(6,442)	(859)	(772)	(60,133)
Other	(2,966)	(6,584)	(4,254)	(27,686)
Net Cash Provided by (Used in) Financing Activities	(18,827)	(182,904)	92,956	(175,740)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(596)	(13,694)	6,727	(5,562)
Net Increase (Decrease) in Cash and Cash Equivalents	91,745	(32,393)	122,838	856,390
Cash and Cash Equivalents at Beginning of Year	206,520	238,913	116,075	1,927,751
Cash and Cash Equivalents at End of Year	¥298,265	¥206,520	¥238,913	$2,784,141

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Bridgestone Corporation and Subsidiaries
At December 31, 2003, 2002 and 2001

NOTE 1—NATURE OF OPERATIONS

Bridgestone Corporation (the "Company") and its subsidiaries (hereinafter referred to collectively as the "Companies") engage in developing, manufacturing and marketing tires and other products. The Companies market their products worldwide and operate manufacturing plants in every principal market. Development activities take place primarily in Japan, the United States of America (the "U.S.") and Europe. Tire operations include automotive maintenance and repairs, retail business and credit card management, as well as tire development, manufacturing and marketing. Other products include industrial products, chemical products, automotive components, construction materials, electronic equipment, bicycles and sporting goods.

NOTE 2—BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in accordance with accounting principles and practices generally accepted and applied in Japan ("Japanese GAAP"), which are different from the accounting principles generally accepted in the U.S. ("U.S. GAAP"). The differences between Japanese GAAP and U.S. GAAP are summarized in Note 19, together with the reconciliation between Japanese GAAP and U.S. GAAP basis net income (loss) and shareholders' equity.

It is common practice in Japan that the accounts of foreign subsidiaries included in the consolidated financial statements are based on their accounting records which are maintained in accordance with accounting principles and practices generally accepted in their respective countries of domicile.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In accordance with accounting procedures generally accepted in Japan, certain comparative disclosures are not required to be and have not been presented herein.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥107.13 to $1, the approximate rate of exchange at December 31, 2003. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which the Company has effective control. All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Companies are eliminated.

Investments in affiliated companies, those owned 20% to 50%, are accounted for under the equity method with appropriate adjustments for intercompany profits and dividends. Equity in earnings of the affiliated companies is included in other income (expenses) in the consolidated statements of income.

(b) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include highly liquid investments with original maturities of three months or less.

(c) Allowance for doubtful accounts

Allowance for doubtful accounts is established in amounts considered to be appropriate based on the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

(d) Inventories

Inventories are substantially stated at cost determined by the moving-average method, while inventories held by subsidiaries in the U.S. are substantially stated at the lower of cost, which is determined principally by the last-in, first-out method, or market.

(e) Investments in securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as follows: (i) trading securities, which are held for the purpose of earning capital gains in the near term, are reported at fair value, and the related unrealized gains and losses are included in income; (ii) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost; and (iii) available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The Companies do not hold securities for trading purposes.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investments in securities are reduced to net realizable value by a charge to income.

(f) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment of the Company and its domestic subsidiaries is computed substantially by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to property, plant and equipment of foreign subsidiaries. Maintenance, repair and minor renewals are charged to income as incurred.

(g) Impairment of long-lived assets

In August 2002, the Business Accounting Council in Japan issued the Opinions on Accounting Standards for Impairment of Fixed Assets, which require that fixed assets held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or intangibles may not be recoverable. The opinions require the standards to be adopted for fiscal years beginning after March 31, 2005. Early application is permitted for financial statements issued after March 30, 2004.

The impairment of long-lived assets for certain foreign subsidiaries is accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," issued by the Financial Accounting Standards Board (the "FASB") in the U.S., for the years ended December 31, 2003 and 2002, and in accordance with SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" for the year ended December 31, 2001. SFAS No.144 supersedes SFAS No.121, but the fundamental provisions of SFAS No.121 which require long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable are retained. The foreign subsidiaries adopted SFAS No.144 on January 1, 2002. The adoption of SFAS No.144 did not have a material effect on the Company's consolidated financial position and results of operations.

(h) Goodwill

Goodwill recorded by subsidiaries and the excess of cost of the Company's investments in subsidiaries and affiliated companies over its equity in the net assets at the respective dates of acquisition is being amortized over a period of 5 years on the straight-line basis.

(i) Provision for product warranties

The provision for product warranties, included in other liabilities, is estimated and recorded at the time of sale to provide for future potential costs, such as costs related to after-sales services, in amounts considered to be appropriate based on the Companies' past experience.

(j) Retirement and pension plans

Japanese domestic companies

Employees serving with the Company and its domestic subsidiaries are generally entitled to lump-sum severance and, in certain cases, annuity payments on retirement, based on the rates of pay at the time of termination, years of service and certain other factors. Such benefits are principally provided by funded defined benefit pension plans.

Effective January 1, 2001, the Company and its domestic subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

The liability for retirement benefits to directors (members of the Board of Directors) and corporate auditors is provided for at the amount which would be required, based on the Company's regulations, in the event that all directors and corporate auditors terminated their offices at the balance sheet date. Any amounts payable to directors and corporate auditors upon retirement are subject to approval at the general shareholders meeting.

Foreign subsidiaries

The funded defined benefit pension plans for the employees of certain foreign subsidiaries are accounted for in accordance with SFAS No.87, "Employers' Accounting for Pensions," while the postretirement benefits other than pensions for all health care and life insurance benefit plans are accounted for in accordance with SFAS No.106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No.106 requires the accrual of retiree postretirement benefits during the active service period of the employee. Other foreign subsidiaries have defined contribution pension plans or severance indemnity plans which substantially cover all of their employees.

(k) Leases

Finance leases are capitalized, and the present value of the related payments is recorded as a liability. Amortization of capitalized leased assets is computed substantially by the declining-balance method at rates based on the term of the lease.

(l) Revenue recognition

Sales are recognized when products are shipped or when services are rendered to customers.

(m) Income taxes

The provision for income taxes is computed based on income before income taxes included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred income taxes are measured by applying currently enacted tax laws to the temporary differences. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

(n) Bonuses to directors

Bonuses to directors are subject to approval at the general shareholders meeting and are accounted for by an appropriation of retained earnings for the year in which the approval and payments are made in accordance with the Japanese Commercial Code (the "Code").

(o) Appropriations of retained earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year after approval by the shareholders in accordance with the Code.

(p) Foreign currency transactions

Short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in income to the extent that they are not hedged by foreign exchange forward contracts or currency option contracts.

(q) Foreign currency financial statements

The balance sheet accounts of foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for shareholders' equity, which is translated at the historical rate. Differences arising from such translation are shown as foreign currency translation adjustments in a separate component of shareholders' equity. Revenue and expense accounts of foreign subsidiaries are translated into Japanese yen at the average annual exchange rate.

(r) Derivatives and hedging activities

The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign exchange, interest rates and commodity prices. Foreign currency forward contracts, currency option contracts and currency swap contracts are utilized by the Companies to reduce foreign exchange risks. Interest rate swaps are utilized by the Companies to reduce interest rate risks. Also, commodity futures contracts are utilized by the Companies to reduce commodity price risks. The Companies do not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (i) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in income and (ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The Companies' foreign currency forward contracts which are designated as hedging exposure to variable cash flows of forecasted transactions are measured at the fair value and the unrealized gains/losses are deferred until the underlying transactions are completed. Other foreign currency forward contracts, currency swap contracts and currency option contracts employed to hedge foreign exchange exposures to changes in fair value and in cash flow are also measured at the fair value but the unrealized gains/losses are recognized in income. Short-term and long-term debt denominated in foreign currencies for which foreign currency forward contracts and currency swap contracts are used to hedge the foreign currency fluctuations is translated at the contracted rate if the foreign exchange forward contracts and currency swap contracts qualify for hedge accounting. The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential paid or received under the swap agreements is recognized and included in interest expenses or income. The gains or losses on commodity future contracts in a hedge to fluctuations of commodity prices are recognized currently in income.

(s) Per share of common stock

Effective April 1, 2002, the Company adopted a new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan. Under the new standard, basic net income per share is computed by dividing net income available to common shareholders, which is more precisely computed than under previous practices, by the weighted-average number of common stock outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible notes and bonds at the beginning of the year (or at the time of issuance) with an applicable adjustment for related interest expense, net of tax, and full exercise of outstanding warrants. Basic net income and diluted net income per share for the years ended December 31, 2003 and 2002 are computed in accordance with the new standard.

Cash dividends per share presented in the consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year.

(t) Reclassification

Certain consolidated financial statement items previously reported have been reclassified to conform to the current year's presentation.

NOTE 4—INVENTORIES

Inventories at December 31, 2003 and 2002 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Finished products	¥236,179	¥222,709	$2,204,602
Work in process	22,928	20,626	214,020
Raw materials and supplies	90,448	80,978	844,283
Total	¥349,555	¥324,313	$3,262,905

NOTE 5—INVESTMENTS IN SECURITIES

Information regarding each category of available-for-sale securities at December 31, 2003 and 2002 is as follows:

	Millions of yen			
	2003			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥46,309	¥138,324	¥(239)	¥184,394
Debt securities	5,000	4	—	5,004

	Millions of yen			
	2002			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 38,241	¥67,156	¥(1,820)	¥ 103,577
Debt securities	5,000	—	(10)	4,990

	Thousands of U.S. dollars			
	2003			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	$432,269	$1,291,179	$(2,231)	$1,721,217
Debt securities	46,672	38	—	46,710

Available-for-sale securities whose fair value is not readily determinable at December 31, 2003 and 2002 are mainly as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Available-for-sale:			
Equity securities	¥4,924	¥2,373	$45,963

Proceeds from sales of available-for-sale securities for the years ended December 31, 2003, 2002 and 2001 are ¥3,769 million ($35,182 thousand), ¥974 million and ¥632 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, are ¥309 million ($2,884 thousand) and ¥392 million ($3,659 thousand), respectively, for the year ended December 31, 2003, ¥199 million and ¥158 million, respectively, for the year ended December 31, 2002 and ¥93 million and ¥438 million, respectively, for the year ended December 31, 2001.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale at December 31, 2003 are as follows:

	Millions of yen	Thousands of U.S. dollars
Available-for-sale:		
Debt securities:		
Due 2004	–	–
Due 2005 to 2008	–	–
Due 2009 to 2013	¥5,004	$46,710
Due 2014 and thereafter	–	–
Total	¥5,004	$46,710

NOTE 6—SHORT-TERM AND LONG-TERM DEBT

Short-term debt at December 31, 2003 and 2002 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Short-term bank loans, weighted average interest rate of 3.5% at December 31, 2003 and 2.8% at December 31, 2002	¥74,394	¥ 99,977	$694,427
Commercial paper, weighted average interest rate of 3.5% at December 31, 2002	–	419	–
Unsecured Euro Medium Term Notes due 2003–2004 with interest ranging from 0.0% to 0.1% at December 31, 2003 and from 0.0% to 0.7% at December 31, 2002	10,928	13,715	102,007
Total	¥85,322	¥114,111	$796,434

Long-term debt at December 31, 2003 and 2002 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Borrowings from banks, insurance companies and others, weighted average interest rate of 1.8% at December 31, 2003 and 2.1% at December 31, 2002 denominated in mainly Japanese yen, U.S. dollars and euros:			
Secured	¥ 1,252	¥ 2,868	$ 11,687
Unsecured	270,665	300,710	2,526,509
1.9% yen convertible bonds, due 2003	–	2,480	–
1.7% yen unsecured straight bonds, due 2007	20,000	20,000	186,689
2.0% yen unsecured straight bonds, due 2010	30,000	30,000	280,034
0.6% yen unsecured straight bonds, due 2010	30,000	–	280,034
0.9% yen unsecured straight bonds, due 2013	50,000	–	466,722
Total	401,917	356,058	3,751,675
Less current portion	(2,566)	(67,398)	(23,952)
Long-term debt, less current portion	¥399,351	¥288,660	$3,727,723

Annual maturities of long-term debt at December 31, 2003 are as follows:

Year ending December 31,	Millions of yen	Thousands of U.S. dollars
2004	¥ 2,566	$ 23,952
2005	103,866	969,532
2006	14,562	135,928
2007	57,419	535,975
2008	294	2,745
2009 and thereafter	223,210	2,083,543
Total	¥401,917	$3,751,675

Notes and accounts receivable, inventories, and property, plant and equipment were pledged as collateral for certain bank loans. The aggregate carrying amount of the assets pledged as collateral for short-term bank loans of ¥6,574 million ($61,365 thousand) and long-term bank loans of ¥1,252 million ($11,687 thousand) at December 31, 2003 is ¥25,797 million ($240,801 thousand).

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks. The Company has never been requested to provide any additional collateral.

At December 31, 2003, the Company had unused committed lines of credit with various banks for short-term financing, amounting to ¥30,000 million ($280,034 thousand). The Company compensates banks for the lines of credit in the form of commitment fees, which were not material for the year ended December 31, 2003.

Effective January 6, 2004, BSA and its major subsidiaries in the U.S. entered into separate second amended and restated revolving credit agreements with a syndicate of banks providing an aggregate borrowing commitment of $1.5 billion. These agreements expire on January 4, 2005. These agreements contain certain customary affirmative and negative covenants, the most restrictive of which include (i) the maintenance by BSA and its major subsidiaries of certain tangible net worth; (ii) restrictions on entering into additional debt arrangements and the sale of assets. Further, an event of default under these agreements by any of the major subsidiaries in the U.S. causes an event of default under the BSA second amended and restated revolving credit agreement.

The above agreements replace the separate amended and restated revolving credit agreements entered into on January 7, 2003, by BSA and its major subsidiaries which provided an aggregate borrowing commitment of $1.5 billion and expired on January 6, 2004. The terms of the separate amended and restated revolving credit agreements were substantially the same, with the exception of the removal of the requirement of the maintenance by the Company of a certain credit rating, as those of the second amended and restated revolving credit agreements discussed above.

Additionally, effective January 6, 2004, BSA entered into agreements to borrow $400 million under four $100 million unsecured term loans with two banks. Under these agreements, the date for repayment of the borrowings of $300 million is January 5, 2007 and the date of repayment of the remaining $100 million is January 5, 2009. These agreements contain certain customary affirmative and negative covenants, the most restrictive of which includes the maintenance by BSA of certain consolidated tangible net worth and restrictions upon BSA and its subsidiaries on the sale of assets.

NOTE 7—RETIREMENT AND PENSION PLANS

The Company and its domestic subsidiaries have contributory funded defined benefit pension plans pursuant to the Japanese Welfare Pension Insurance Law, non-contributory funded defined benefit tax-qualified pension plans and severance indemnity plans.

The changes in projected benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets at December 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Change in benefit obligations:			
Benefit obligation at beginning of year	¥(689,951)	¥(653,290)	$(6,440,316)
Service cost	(20,090)	(19,152)	(187,529)
Interest cost	(25,656)	(27,305)	(239,485)
Plan participants' contributions	(1,346)	(1,381)	(12,564)
Plan amendments	(179)	(251)	(1,671)
Curtailment and termination benefits	–	–	–
Actuarial loss	(15,072)	(41,806)	(140,689)
Foreign currency exchange rate changes	22,517	19,027	210,184
Benefits paid	33,405	34,207	311,817
Benefit obligation at end of year	(696,372)	(689,951)	(6,500,253)
Change in plan assets:			
Fair value of plan assets at beginning of year	381,930	454,351	3,565,108
Actual return on plan assets	64,857	(42,677)	605,405
Foreign currency exchange rate changes	(20,847)	(19,439)	(194,595)
Employer contribution	15,337	11,613	143,163
Plan participants' contributions	1,346	1,381	12,564
Settlements	–	–	–
Benefits paid	(23,132)	(23,299)	(215,925)
Fair value of plan assets at end of year	419,491	381,930	3,915,720
Funded status	(276,881)	(308,021)	(2,584,533)
Unrecognized transitional obligation	13,783	15,752	128,657
Unrecognized actuarial loss	86,154	130,488	804,201
Unrecognized prior service cost	333	1,454	3,108
Amounts recognized in the balance sheet	(176,611)	(160,327)	(1,648,567)
Prepaid benefit cost	26,324	36,807	245,720
Other	31,740	40,175	296,276
Accrued pension and liability for retirement benefits	¥(234,675)	¥(237,309)	$(2,190,563)

Of the accrued pension and liability for retirement benefits noted above, a liability for postretirement benefits of ¥34,863 million ($325,427 thousand) and ¥37,468 million is included in the consolidated balance sheets at December 31, 2003 and 2002, respectively.

The components of the net periodic benefit costs for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Service cost	**¥ 20,090**	¥ 19,152	¥ 21,806	**$ 187,529**
Interest cost	**25,656**	27,305	25,728	**239,485**
Expected return on plan assets	**(22,958)**	(30,396)	(40,098)	**(214,300)**
Amortization of transitional obligation	**1,969**	1,969	1,973	**18,380**
Recognized actuarial gain or (loss)	**12,290**	1,494	(8,237)	**114,720**
Amortization of prior service cost	**1,279**	2,510	2,979	**11,939**
Net periodic benefit costs	**¥ 38,326**	¥ 22,034	¥ 4,151	**$ 357,753**

Net periodic benefit costs noted above for certain subsidiaries do not include pension costs for defined contribution pension plans of ¥4,110 million ($38,365 thousand), ¥3,692 million and ¥4,106 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Assumptions used for the years ended December 31, 2003, 2002 and 2001 are set forth as follows:

	2003	2002	2001
Discount rate	**Principally 2.5%**	Principally 2.5%	Principally 3.0%
Expected rate of return on plan assets	**Principally 3.0%**	Principally 3.0%	Principally 3.0%
Amortization period of prior service cost	**3 to 12 years**	3 to 12 years	3 to 12 years
Recognition period of actuarial gain or loss	**Principally 10 years**	Principally 10 years	Principally 10 years
Amortization period of transitional obligation	**10 years**	10 years	10 years

NOTE 8—SHAREHOLDERS' EQUITY

The Company and its domestic subsidiaries are subject to the Code to which certain amendments became effective from October 1, 2001. The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors. The Company's legal reserve amount, which is included in retained earnings, totals ¥31,279 million ($291,972 thousand) and ¥31,279 million at December 31, 2003 and 2002, respectively.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount of retained earnings available for dividends under the Code as of December 31, 2003 was ¥583,435 million ($5,446,047 thousand) based on the amount recorded in the parent company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

The Company issued 1,850 thousand shares and 6 thousand shares for the years ended December 31, 2003 and 2002, respectively, of common stock in connection with conversions of bonds.

Reporting of comprehensive income (loss)

Comprehensive income (loss), referred to as changes in equity from nonowner sources, consists of net income and other comprehensive income (loss), which is classified into items such as minimum pension liability adjustments, net unrealized gains on securities and foreign currency translation adjustments. Comprehensive income (loss) for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	2003
Net income	¥ 88,720	¥ 45,379	¥17,389	$ 828,153
Other comprehensive income (loss), before tax:				
Minimum pension liability adjustments	3,526	(35,893)	(2,698)	32,913
Net unrealized gains on securities:				
Unrealized holding gains during the year	74,299	1,635	63,785	693,541
Foreign currency translation adjustments	(2,444)	(34,529)	19,380	(22,813)
Total	75,381	(68,787)	80,467	703,641
Income tax expense related to items of other comprehensive income	(27,812)	(685)	(26,726)	(259,610)
Other comprehensive income (loss), net of tax	47,569	(69,472)	53,741	444,031
Comprehensive income (loss)	¥136,289	¥(24,093)	¥71,130	$1,272,184

NOTE 9—STOCK-BASED COMPENSATION

The Company has a stock option plan. The stock option plan which was approved at the general shareholders meetings provides options for purchases of the Company's common stock for the directors and selected employees of the Company.

The date of grant, the number of grant options and exercise period at December 31, 2003 are as follows:

Date of grant	Number of options granted (Thousands of shares)		Exercise period
March 30, 2000	Directors	156	from April 1, 2002 to March 31, 2007
	Selected employees	59	from April 1, 2002 to March 31, 2007
March 29, 2001	Directors	142	from April 1, 2003 to March 31, 2008
	Selected employees	66	from April 1, 2003 to March 31, 2008
March 28, 2002	Directors	110	from April 1, 2004 to March 31, 2009
	Selected employees	154	from April 1, 2004 to March 31, 2009
March 28, 2003	Directors	135	from April 1, 2005 to March 31, 2010
	Selected employees	127	from April 1, 2005 to March 31, 2010
	Total	949	

The exercise price is equal to the higher of either 1.05 times the monthly average closing market price of the Company's common stock traded in the Tokyo Stock Exchange during the month preceding the date of grant, or the closing market price on the date of grant.

During the year ended December 31, 2003, the exercisable options were not exercised. At December 31, 2003, the balance of the exercisable options was 423 thousand shares.

NOTE 10—NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted EPS for the years ended December 31, 2003 and 2002 is as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted average shares	EPS	
For the year ended December 31, 2003:				
Basic EPS				
Net income available to common shareholders	**¥88,052**	**856,951**	**¥102.75**	**$0.96**
Effect of dilutive securities				
Stock options		**26**		
Convertible bonds	**14**	**1,705**		
Diluted EPS				
Net income for computation	**¥88,066**	**858,682**	**¥102.56**	**$0.96**
For the year ended December 31, 2002:				
Basic EPS				
Net income available to common shareholders	¥44,731	860,693	¥ 51.97	
Effect of dilutive securities				
Stock options		41		
Convertible bonds	28	1,869		
Diluted EPS				
Net income for computation	¥44,759	862,603	¥ 51.89	

NOTE 11—RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are charged to income as incurred.

Research and development expenses are ¥70,967 million ($662,438 thousand), ¥68,161 million and ¥62,755 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Advertising costs are ¥94,785 million ($884,766 thousand), ¥99,487 million and ¥103,049 million for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 12—OTHER INCOME (EXPENSES)

Impairment losses on assets

During the year ended December 31, 2003, certain subsidiaries in the Americas recognized an impairment loss for property, plant and equipment related primarily to polymers operation in the Americas.

During the year ended December 31, 2002, certain subsidiaries in Europe recognized an impairment loss for property, plant and equipment for the manufacturing locations, due to their inability to cope with the rapid change in the European market.

During the year ended December 31, 2001, certain subsidiaries in the Americas recognized an impairment loss for property, plant and equipment and goodwill related primarily to tire operation in the Americas, due primarily to the decline in profitability owing to the voluntary tire recall in August 2000.

North American plant restructuring costs

In December 2001, a U.S. subsidiary closed its Decatur, Illinois, tire plant in the U.S. This action was taken due to the need to match tire production capacity to anticipated demand. The costs of the plant closure include termination benefits and curtailments of ¥17,820 million, disposal of property, plant and equipment of ¥9,098 million and other exit costs.

Loss on voluntary tire recall

A U.S. subsidiary recorded voluntary tire recall related costs and provision for settlements, primarily of product liability suits and claims. Further detail of those events is described in Note 17.

Loss on fire incident and insurance claims received

The Company suffered a loss in connection with the fire in the rubber mixing process at its Tochigi Plant on September 8, 2003. The amount recorded consists of disposal of fixed assets, disposal of product inventory and other costs including removal expenses, amounting to ¥1,318 million ($12,303 thousand), ¥777 million ($7,253 thousand) and ¥1,738 million ($16,223 thousand), respectively. During the year ended December 31, 2003, the Company recorded an insurance claims received with respect to the fire of ¥4,340 million ($40,512 thousand).

NOTE 13—INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, result in a normal effective statutory tax rate of approximately 41.9% for the years ended December 31, 2003, 2002 and 2001.

On March 31, 2003, a tax reform law concerning enterprise tax was enacted in Japan which changed the normal effective statutory tax rate from 41.9% to 40.6%, effective for years beginning on or after April 1, 2004. The effect of this change was to decrease deferred tax assets by ¥624 million ($5,825 thousand), increase income taxes-deferred by ¥2,346 million ($21,899 thousand) and increase net unrealized gains on securities by ¥1,722 million ($16,074 thousand) in the consolidated financial statements for the year ended December 31, 2003.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at December 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Deferred tax assets:			
Retirement and severance benefits	¥ 83,003	¥ 85,366	$ 774,788
Accrued expenses	26,221	24,796	244,759
Intercompany profits	23,864	26,365	222,757
Net operating loss carryforwards for tax purposes	57,714	101,299	538,729
Impairment losses on assets	28,546	40,169	266,461
Other	63,269	64,233	590,581
Less valuation allowance	(52,835)	(54,598)	(493,186)
Total	229,782	287,630	2,144,889
Deferred tax liabilities:			
Depreciation	(18,594)	(25,100)	(173,565)
Reserve for deferred gains on sales of fixed assets for tax purposes	(11,243)	(10,678)	(104,947)
Unrealized gains on securities	(53,792)	(26,732)	(502,119)
Other	(17,923)	(15,680)	(167,302)
Total	(101,552)	(78,190)	(947,933)
Net deferred tax assets	¥128,230	¥209,440	$1,196,956

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the consolidated statements of income for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Normal effective statutory tax rate	41.9%	41.9%	(41.9)%
Expenses not deductible for income tax purpose	3.6	3.3	9.8
Lower income tax rates applicable to income in certain foreign countries	(2.3)	(0.3)	13.1
Loss on the transfer of subsidiaries' stock	—	—	(117.9)
Change in valuation allowance for deferred income tax assets	1.6	7.2	21.7
Other—net	(2.4)	3.0	(0.5)
Actual effective tax rate	42.4%	55.1%	(115.7)%

Certain portions of undistributed earnings of the Company's foreign subsidiaries were reinvested or were determined to be reinvested. The Company has recognized deferred tax liabilities for undistributed earnings for which decisions of investment have not been made. At December 31, 2003 and 2002, the amounts of undistributed earnings not subject to deferred tax liabilities were ¥9,928 million ($92,672 thousand) and ¥5,258 million, respectively.

NOTE 14—DERIVATIVES

The Companies enter into foreign currency forward contracts, currency swap contracts and currency option contracts to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Companies enter into interest rate swap contracts to manage their interest rate exposure on certain liabilities. In addition, the Companies enter into commodity future contracts to hedge the risk of fluctuation of commodity prices for raw materials.

All derivative transactions are entered into to hedge foreign currency, interest and commodity price exposures that arise in the course of the Companies' business. Accordingly, the market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. Because the counterparties to these derivatives are limited to major international financial institutions, the Companies do not anticipate any losses arising from credit risk. Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

Foreign currency forward contracts and currency swap contracts which qualify for hedge accounting for the years ended December 31, 2003 and 2002 are excluded from the disclosure of market value information.

The contract or notional amounts of derivatives which are shown in the following table do not represent the amounts exchanged by the parties and do not measure the Companies' exposure to credit or market risk.

The Companies had the following derivative contracts outstanding at December 31, 2003 and 2002:

	Millions of yen					
	2003			2002		
	Contract amount	Fair value	Unrealized gains (losses)	Contract amount	Fair value	Unrealized gains (losses)
Foreign currency forward contracts:						
Sell:						
U.S. dollar	**¥33,697**	**¥32,652**	**¥1,045**	¥28,840	¥28,261	¥579
Euro	**35,913**	**37,596**	**(1,683)**	27,420	28,233	(813)
Australian dollar	**6,644**	**6,971**	**(327)**	6,002	6,030	(28)
British pound	**859**	**893**	**(34)**	1,435	1,420	15
Other	**5,070**	**5,150**	**(80)**	5,588	6,010	(422)
Buy:						
U.S. dollar	**8,557**	**7,986**	**(571)**	5,118	4,790	(328)
Japanese yen	**1,380**	**1,360**	**(20)**	916	935	19
Other	**1,836**	**1,822**	**(14)**	2,148	2,188	40
Interest rate swap contracts:						
Floating rate receipt, fixed rate payment	**26,598**	**(1,290)**	**(1,290)**	30,063	(1,935)	(1,935)
Floating rate receipt, floating rate payment	**–**	**–**	**–**	1,251	(44)	(44)
Commodity future contracts:						
Natural rubber:						
Buy	**340**	**308**	**(32)**	281	301	20

	Thousands of U.S. dollars		
	2003		
	Contract amount	Fair value	Unrealized gains (losses)
Foreign currency forward contracts:			
Sell:			
U.S. dollar	$314,543	$304,789	$9,754
Euro	335,228	350,938	(15,710)
Australian dollar	62,018	65,070	(3,052)
British pound	8,018	8,336	(318)
Other	47,326	48,072	(746)
Buy:			
U.S. dollar	79,875	74,545	(5,330)
Japanese yen	12,882	12,695	(187)
Other	17,138	17,007	(131)
Interest rate swap contracts:			
Floating rate receipt, fixed rate payment	248,278	(12,041)	(12,041)
Floating rate receipt, floating rate payment	–	–	–
Commodity future contracts:			
Natural rubber:			
Buy	3,174	2,875	(299)

NOTE 15—CONTINGENT LIABILITIES AND COMMITMENTS

(a) Contingent liabilities

At December 31, 2003 and 2002, the Companies had the following contingent liabilities:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Trade notes discounted	¥7,206	¥8,105	$67,264
Guarantees and similar items of bank borrowings	816	968	7,617
Total	¥8,022	¥9,073	$74,881

(b) Operating lease commitments

The Companies lease certain land, machinery, vehicles, computer equipment, office space and other assets. The lease payments under noncancelable operating leases at the years ended December 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Not later than one year	¥ 27,880	¥ 28,976	$ 260,245
Later than one year	150,775	176,024	1,407,402
Total	¥178,655	¥205,000	$1,667,647

(c) Litigation

See Note 17 for contingent legal liabilities in relation to the voluntary tire recall.

NOTE 16–SEGMENT INFORMATION

Information about industry segments, geographic segments and sales to foreign customers of the Companies for the years ended December 31, 2003, 2002 and 2001 is as follows:

(a) Information by industry segment

Year ended December 31, 2003			Millions of yen		
	Tires	Other	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥1,836,395	¥467,522	¥2,303,917	–	¥2,303,917
Inter-segment	1,577	17,049	18,626	¥(18,626)	–
Total	¥1,837,972	¥484,571	¥2,322,543	¥(18,626)	¥2,303,917
Operating expenses	¥1,689,662	¥449,948	¥2,139,610	¥(18,987)	¥2,120,623
Operating income	¥ 148,310	¥ 34,623	¥ 182,933	¥ 361	¥ 183,294
Identifiable assets	¥1,862,091	¥367,529	¥2,229,620	¥ (9,007)	¥2,220,613
Depreciation and amortization	¥ 87,693	¥ 16,690	¥ 104,383	–	¥ 104,383
Capital expenditures	¥ 140,186	¥ 16,486	¥ 156,672	–	¥ 156,672

Year ended December 31, 2002			Millions of yen		
	Tires	Other	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥ 1,797,598	¥ 450,171	¥ 2,247,769	–	¥ 2,247,769
Inter-segment	943	17,370	18,313	¥ (18,313)	–
Total	¥ 1,798,541	¥ 467,541	¥ 2,266,082	¥ (18,313)	¥ 2,247,769
Operating expenses	¥ 1,643,518	¥ 439,143	¥ 2,082,661	¥ (18,754)	¥ 2,063,907
Operating income	¥ 155,023	¥ 28,398	¥ 183,421	¥ 441	¥ 183,862
Identifiable assets	¥ 1,786,415	¥ 367,226	¥ 2,153,641	¥ (9,713)	¥ 2,143,928
Depreciation and amortization	¥ 101,363	¥ 18,995	¥ 120,358	¥ (892)	¥ 119,466
Capital expenditures	¥ 99,029	¥ 20,609	¥ 119,638	¥ (436)	¥ 119,202

Year ended December 31, 2001			Millions of yen		
	Tires	Other	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥ 1,687,235	¥ 446,590	¥ 2,133,825	–	¥ 2,133,825
Inter-segment	877	16,087	16,964	¥ (16,964)	–
Total	¥ 1,688,112	¥ 462,677	¥ 2,150,789	¥ (16,964)	¥ 2,133,825
Operating expenses	¥ 1,596,309	¥ 437,239	¥ 2,033,548	¥ (17,746)	¥ 2,015,802
Operating income	¥ 91,803	¥ 25,438	¥ 117,241	¥ 782	¥ 118,023
Identifiable assets	¥ 2,069,044	¥ 385,253	¥ 2,454,297	¥ (10,504)	¥ 2,443,793
Depreciation and amortization	¥ 115,947	¥ 18,098	¥ 134,045	¥ (1,125)	¥ 132,920
Capital expenditures	¥ 96,737	¥ 22,049	¥ 118,786	¥ (358)	¥ 118,428

Year ended December 31, 2003			Thousands of U.S. dollars		
	Tires	Other	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	$17,141,744	$4,364,062	$21,505,806	–	$21,505,806
Inter-segment	14,721	159,143	173,864	$(173,864)	–
Total	$17,156,465	$4,523,205	$21,679,670	$(173,864)	$21,505,806
Operating expenses	$15,772,071	$4,200,019	$19,972,090	$(177,233)	$19,794,857
Operating income	$ 1,384,394	$ 323,186	$ 1,707,580	$ 3,369	$ 1,710,949
Identifiable assets	$17,381,602	$3,430,682	$20,812,284	$ (84,075)	$20,728,209
Depreciation and amortization	$ 818,566	$ 155,792	$ 974,358	–	$ 974,358
Capital expenditures	$ 1,308,560	$ 153,888	$ 1,462,448	–	$ 1,462,448

The major products and business of each industry segment are as follows:

Tires: Tires and tubes, wheels and accessories, auto maintenance, etc.

Other: Chemical products, industrial rubber products, sporting goods, bicycles, industrial machines, etc.

(b) Information by geographic segment

Year ended December 31, 2003				Millions of yen			
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 803,095	¥972,289	¥287,416	¥241,117	¥2,303,917	–	¥2,303,917
Inter-segment	252,047	5,326	3,723	111,496	372,592	¥(372,592)	–
Total	¥1,055,142	¥977,615	¥291,139	¥352,613	¥2,676,509	¥(372,592)	¥2,303,917
Operating expenses	¥ 926,006	¥958,111	¥275,690	¥331,107	¥2,490,914	¥(370,291)	¥2,120,623
Operating income	¥ 129,136	¥ 19,504	¥ 15,449	¥ 21,506	¥ 185,595	¥ (2,301)	¥ 183,294
Identifiable assets	¥1,235,159	¥611,900	¥264,172	¥252,916	¥2,364,147	¥(143,534)	¥2,220,613

Year ended December 31, 2002				Millions of yen			
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 827,620	¥ 980,967	¥ 239,235	¥ 199,947	¥ 2,247,769	–	¥ 2,247,769
Inter-segment	206,010	5,605	4,081	92,398	308,094	¥ (308,094)	–
Total	¥ 1,033,630	¥ 986,572	¥ 243,316	¥ 292,345	¥ 2,555,863	¥ (308,094)	¥ 2,247,769
Operating expenses	¥ 897,001	¥ 967,979	¥ 235,052	¥ 270,575	¥ 2,370,607	¥ (306,700)	¥ 2,063,907
Operating income	¥ 136,629	¥ 18,593	¥ 8,264	¥ 21,770	¥ 185,256	¥ (1,394)	¥ 183,862
Identifiable assets	¥ 1,145,019	¥ 693,128	¥ 217,205	¥ 214,624	¥ 2,269,976	¥ (126,048)	¥ 2,143,928

Year ended December 31, 2001				Millions of yen			
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 826,947	¥ 918,307	¥ 216,026	¥ 172,545	¥ 2,133,825	–	¥ 2,133,825
Inter-segment	179,126	5,053	4,107	56,051	244,337	¥ (244,337)	–
Total	¥ 1,006,073	¥ 923,360	¥ 220,133	¥ 228,596	¥ 2,378,162	¥ (244,337)	¥ 2,133,825
Operating expenses	¥ 869,708	¥ 956,929	¥ 215,629	¥ 213,541	¥ 2,255,807	¥ (240,005)	¥ 2,015,802
Operating income (loss)	¥ 136,365	¥ (33,569)	¥ 4,504	¥ 15,055	¥ 122,355	¥ (4,332)	¥ 118,023
Identifiable assets	¥ 1,286,419	¥ 867,380	¥ 205,451	¥ 196,322	¥ 2,555,572	¥ (111,779)	¥ 2,443,793

Year ended December 31, 2003				Thousands of U.S. dollars			
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	$ 7,496,453	$9,075,787	$2,682,871	$2,250,695	$21,505,806	–	$21,505,806
Inter-segment	2,352,721	49,716	34,752	1,040,754	3,477,943	$(3,477,943)	–
Total	$ 9,849,174	$9,125,503	$2,717,623	$3,291,449	$24,983,749	$(3,477,943)	$21,505,806
Operating expenses	$ 8,643,760	$8,943,443	$2,573,415	$3,090,703	$23,251,321	$(3,456,464)	$19,794,857
Operating income	$ 1,205,414	$ 182,060	$ 144,208	$ 200,746	$ 1,732,428	$ (21,479)	$ 1,710,949
Identifiable assets	$11,529,534	$5,711,752	$2,465,901	$2,360,833	$22,068,020	$(1,339,811)	$20,728,209

Major countries and areas included in each geographic segment are as follows:

The Americas: United States, Canada, Mexico, Brazil, Argentina, etc.
Europe: Germany, United Kingdom, France, Italy, Spain, etc.
Other: Asia Pacific, Africa, etc.

(c) Overseas sales

Overseas sales by area and percentage of overseas sales over consolidated net sales for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Amount				Percentage		
	Millions of yen			Thousands of U.S. dollars	%		
	2003	2002	2001	**2003**	**2003**	2002	2001
Areas:							
The Americas	**¥ 967,544**	¥ 976,863	¥ 914,856	**$ 9,031,494**	**42.0%**	43.5%	42.9%
Europe	**294,900**	248,228	227,328	**2,752,730**	**12.8**	11.0	10.7
Other	**331,419**	283,021	235,249	**3,093,615**	**14.4**	12.6	11.0
Overseas sales	**¥1,593,863**	¥1,508,112	¥1,377,433	**$14,877,839**	**69.2%**	67.1%	64.6%
Net sales	**¥2,303,917**	¥2,247,769	¥2,133,825	**$21,505,806**	**100.0%**	100.0%	100.0%

Major countries and areas included in each geographic area are as follows:

The Americas: United States, Canada, Mexico, Brazil, Argentina, etc.
Europe: Germany, United Kingdom, France, Italy, Spain, etc.
Other: Asia Pacific, Middle East, Africa, etc.

NOTE 17—VOLUNTARY TIRE RECALL COSTS AND LEGAL LIABILITIES

Bridgestone Americas Holding, Inc. ("BSA") and/or certain of its subsidiaries are defendants in numerous product liability suits and claims seeking compensatory and, in some cases, punitive damages based on allegations that death, personal injury, property damage and/or other loss resulted from accidents caused by tire tread separations, and the Company has been named as a defendant in some of those cases. Many of these cases involve certain Firestone Radial ATX, ATX II, and Wilderness AT tires that either were part of BSA's voluntary safety recall that was announced in August 2000 (and completed in August 2001) or were under investigation by the U.S. National Highway Traffic Safety Administration ("NHTSA"), which has now closed all investigations of BSA's products. Many of these cases also name the Ford Motor Company ("Ford") as a co-defendant, based on various allegations related to the Ford Explorer (the vehicle involved in many of the alleged accidents). Some of the cases filed in U.S. courts involve accidents that occurred outside the U.S., and BSA and Ford have had varied results in their efforts to require that the resolution of certain such cases take place in the countries in which the accidents took place. However, both companies continue to seek such relief, including reversals, in appropriate cases.

In April 2003, BSA was served with a subpoena issued by a federal grand jury in Illinois, and has since confirmed that the grand jury's investigation includes issues generally arising from the August 2000 recall and related issues. BSA is cooperating in the investigation, which it understands to be in a preliminary stage. It is possible that a claim arising from the investigation could be asserted, but at this point liability cannot be described as probable, and it is not possible to quantify any such liability in any event.

Various purported class action lawsuits have also been filed against BSA, generally seeking expansion of the August 2000 recall or relief for alleged economic losses sustained because of either recalled tires or other tires investigated by the NHTSA, or the manner of the recall's implementation, and the Company has been named as a defendant in some of those cases. Many also seek punitive damages or injunctive relief. Most of these lawsuits were filed on behalf of individuals who have never been in an accident related to such tires. In May 2002, the U.S. Court of Appeals for the Seventh Circuit ("Seventh Circuit") overturned a trial court ruling certifying classes against BSA, the Company and Ford in the consolidated federal cases and, in January 2003, the U.S. Supreme Court declined to hear plaintiffs' appeal. On June 20, 2003, the Seventh Circuit ruled that state courts cannot certify nationwide class action lawsuits where there has been a federal determination that nationwide certification is inappropriate. Plaintiffs have also filed purported class action lawsuits in several state jurisdictions, and state courts in Illinois and South Carolina have certified state-wide classes against BSA. In 2003, BSA reached an agreement in principle with plaintiffs in certain of the class action cases on a settlement that would resolve the outstanding claims in the states' class action cases. The proposed settlement was filed with, and preliminarily approved by, a state court, on July 24, 2003. On March 12, 2004, the state court ruled that the settlement is fair, adequate and reasonable. In the event of further proceedings, BSA and the Company intend to vigorously defend each of the certified and purported class action lawsuits in the absence of a reasonable and approved settlement.

In fiscal years 2003 and 2002, BSA has paid $96 million and $245 million, respectively, for the direct cost of voluntary tire recall and for product liability suits and claims, class actions and the Attorneys General settlements, net of proceeds from product liability insurance recoveries. As a result of the payments, as of December 31, 2003 and 2002, BSA has recorded liabilities for matters related to the voluntary tire recall and resulting litigation amounting to $140 million and $285 million, respectively.

In both the individual product liability personal injury cases and the class action litigation, BSA's approach has been to offer reasonable settlements and to defend its position aggressively where such settlements are not possible. There can be no assurance that product liability suits and claims and class action lawsuits will be resolved as currently envisioned and, accordingly, the ultimate liability could be higher than the recorded liability. However, in the opinion of BSA management, the ultimate disposition of these product liability suits and claims and class action lawsuits could possibly be material to the results of operations in any one accounting period but will not have a material adverse effect on the financial position or liquidity of the Company's Americas operation.

In November 2002, an attorney who had filed a purported class action suit alleging that all the BSA's Steeltex tires (14 million of which are estimated to be in service as of December 31, 2003) were defective, petitioned the NHTSA to reopen an investigation of such tires which that agency had closed in April 2002. The NHTSA denied that petition in June 2003, and on March 17, 2004, the court denied plaintiffs' motion for class certification. Plaintiffs have indicated that they will pursue other remedies, including appeal. BSA management has thoroughly investigated this issue, and continues to monitor the performance of the tires in question. However, except with regard to the February 26, 2004 voluntary safety campaign addressed below, BSA (i) does not believe that a recall or similar action of its Steeltex tires is necessary or appropriate; (ii) strongly believes that the related litigation is without merit; and (iii) plans to vigorously defend its position. Accordingly, BSA has made no provision for any related contingent liability.

On February 26, 2004, BSA announced a U.S. voluntary safety campaign to replace, free of any charge to consumers, approximately 297,000 tires. The tires are Firestone-brand Steeltex Radial A/T tires in size LT265/75R16, and in Load Range D, which are on 2000–2002 and some early model year 2003 Ford Excursion vehicles. All the affected tires were made between March 1999 and December 2002 at BSA's plant in Joliette, Quebec, Canada, and none are presently being manufactured by BSA. BSA will also replace approximately 20,000 exported tires meeting the same criteria. BSA estimates that the total direct costs of the voluntary safety campaign will approximate $30 million and believes the voluntary safety campaign will be completed by September 2004; however, no amounts relating to the voluntary safety campaign have been recorded in the Company's consolidated financial statements as of December 31, 2003.

Two securities cases filed in January 2001 against BSA and the Company, alleging both misrepresentations regarding the quality of the tires previously under investigation by the NHTSA and violations of the U.S. Securities Exchange Act, were consolidated, and, in October 2002, dismissed. In February 2003, the plaintiffs' motion to reopen the court's judgment was denied by the court. Plaintiffs have appealed, briefing will be completed, and oral argument is expected in 2004. BSA and the Company intend to vigorously defend themselves and believe these cases are without merit.

Several governmental authorities in Venezuela have conducted investigations of accidents in that country involving Ford Explorers equipped with Firestone tires, many of which were produced by BSA's subsidiary in Venezuela, to determine whether civil fines or other penalties should be imposed upon responsible management of either BSA's Venezuelan subsidiary and/or Ford of Venezuela, or upon those companies themselves. These investigations remain open. The ultimate liability, if any, with respect to the Venezuelan investigations cannot be specifically quantified. However, in the opinion of BSA management, the ultimate disposition of these investigations will not materially affect financial position, results of operations or liquidity of the Company's Americas operation.

NOTE 18—SUBSEQUENT EVENTS

The Company repurchased 11,431 thousand shares of common stock for its treasury at a cost of ¥17,704 million ($165,257 thousand) in the period from January 1, 2004 to March 9, 2004, in accordance with the approval of the Company's shareholders at the general shareholders meeting held on March 28, 2003.

The Company and certain domestic subsidiaries have two types of pension plans for employees; a non-contributory and a contributory funded defined benefit pension plan. The contributory funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Company on behalf of the government and a corporate portion established at the discretion of the Company. According to the enactment of the Defined Benefit Pension Plan Law in April 2002, the Company applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government by another subsequent application. The Company obtained an approval of exemption from future obligation by the Ministry of Health, Labour and Welfare on January 1, 2004.

A transitional measurement of the accounting standard for employees' retirement benefits permits entities to recognize a gain or loss on exemption from future pension obligation of the governmental program on the date of approval of exemption from future obligation by the Ministry of Health, Labour and Welfare, however, the Company and certain domestic subsidiaries will not apply this transitional measurement in the year ending December 31, 2004. If the Company and certain domestic subsidiaries applied such transitional measurement of the accounting standard for employees' retirement benefits on the date of approval of exemption, income before income taxes and minority interests would increase by approximately ¥65 billion. The Company and certain domestic subsidiaries intend to recognize such gain in the year ending December 31, 2005 when the pension obligations and related plan assets are transferred to the government, and the impact on its consolidated results of operation, when finally settled, may change because the amount of the benefit obligation and the related plan assets to be transferred to the government may change.

On March 30, 2004, the shareholders of the Company approved payment of a cash dividend of ¥8.0 ($0.07) per share, or a total of ¥6,719 million ($62,718 thousand), to shareholders of record as of December 31, 2003. In addition, a stock option plan was approved, which provides options to purchase 270 thousand shares of the Company's common stock by directors and selected employees of the Company. The exercise price is equal to the higher of either 1.05 times the monthly average closing market price of the Company's common stock traded in the Tokyo Stock Exchange in the month preceding the date of grant, or the closing market price of that on the date of grant. The exercise period of the stock options is from April 1, 2006 to March 31, 2011.

NOTE 19—SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN JAPANESE GAAP AND U.S. GAAP

The consolidated financial statements of the Companies have been prepared in accordance with Japanese GAAP, which differs from U.S. GAAP in certain material respects.

The following table sets forth the reconciliation to U.S. GAAP of net income (loss) for the years ended December 31, 2003, 2002 and 2001 and shareholders' equity at December 31, 2003 and 2002.

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Reconciliations of net income to U.S. GAAP				
Net income reported in the consolidated financial statements under Japanese GAAP	**¥ 88,720**	¥45,379	¥17,389	**$828,153**
Adjustments required to conform with U.S. GAAP:				
(a) Employers' accounting for pensions	**5,011**	3,586	3,138	**46,775**
(b) Business combinations	**235**	316	434	**2,193**
(c) Functional currency in highly inflationary economies	**(60)**	(1,489)	(1,965)	**(560)**
(d) Amortization/impairment of goodwill (See the following note.)	**7,451**	(7,700)	(41,934)	**69,551**
(e) Impairment of long-lived assets	**1,008**	1,684	260	**9,409**
(f) Derivative instruments and hedging activities	**104**	1,848	458	**971**
(g) Other adjustments	**103**	2,576	(879)	**961**
Income taxes—deferred	**(1,313)**	(2,887)	(1,534)	**(12,256)**
Minority interests	**(129)**	22	15	**(1,204)**
Effects of U.S. GAAP adjustments	**12,410**	(2,044)	(42,007)	**115,840**
Net income (loss) in accordance with U.S. GAAP	**¥101,130**	¥43,335	¥(24,618)	**$949,993**

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Reconciliations of shareholders' equity to U.S. GAAP			
Shareholders' equity reported in the consolidated financial statements under Japanese GAAP	**¥887,987**	¥796,013	**$8,288,874**
Adjustments required to conform with U.S. GAAP:			
(a) Employers' accounting for pensions	**(30,961)**	(57,360)	**(289,004)**
(b) Business combinations	**(2,108)**	(2,343)	**(19,677)**
(c) Functional currency in highly inflationary economies	**(1,269)**	2,440	**(11,845)**
(d) Amortization/impairment of goodwill	**35,833**	31,668	**334,481**
(e) Impairment of long-lived assets	**9,277**	8,269	**86,596**
(f) Derivative instruments and hedging activities	**(1,026)**	(1,130)	**(9,577)**
(g) Other adjustments	**1,146**	719	**10,697**
Income taxes—deferred	**7,633**	19,986	**71,250**
Minority interests	**489**	542	**4,564**
Effects of U.S. GAAP adjustments	**19,014**	2,791	**177,485**
Shareholders' equity in accordance with U.S. GAAP	**¥907,001**	¥798,804	**$8,466,359**

Note: The net income for the year ended December 31, 2001 is reconciled to a loss of ¥24,618 million in accordance with U.S. GAAP, primarily caused by the impairment loss of goodwill by ¥38,682 million, while, under Japanese GAAP, the goodwill had already been amortized fully in 1997. Therefore, no adjustment related to the impairment of goodwill is required to shareholders' equity for the reconciliation purpose to U.S. GAAP.

The significant differences between Japanese GAAP and U.S. GAAP that would apply to the Companies are as follows:

(a) Employers' accounting for pensions

Under Japanese GAAP, accrued pension and liability for retirement benefits, with certain minor exceptions, resulting from companies' defined benefit pension plans have been determined based on the projected benefit obligation and plan assets at the balance sheet date. Net periodic pension costs are attributed to each year of an employee's service by the periodical straight-line basis that attributes the same amount of the pension benefits to each year of service. Unrecognized actuarial net gain or loss that has not been recognized as a part of net periodic pension cost is amortized within the average remaining service years of the employees. Under U.S. GAAP, such liability and costs are determined in accordance with SFAS No.87.

(b) Business combinations

Under Japanese GAAP, the Company accounted for business combinations using the pooling of interests method. Had the business combination been accounted for in accordance with U.S. GAAP, it would be accounted for using the purchase method.

(c) Functional currency in highly inflationary economies

Under U.S. GAAP, the financial statements of a foreign entity in a highly inflationary economy shall be remeasured as if the functional currency were the reporting currency. Accordingly, the financial statements of those entities shall be remeasured into the reporting currency. Such remeasurement is not permissible under Japanese GAAP.

(d) Amortization/impairment of goodwill

Effective January 1, 1997, certain foreign subsidiaries changed the amortization period of certain goodwill from 40 years to 5 years. The cumulative effect of the change of ¥98,872 million was treated retroactively by a charge to income in 1997. Until January 1, 2001, U.S. GAAP required that goodwill be amortized over its estimated useful life, not to exceed 40 years.

In 2001, U.S. GAAP required impairment of certain goodwill in accordance with SFAS No.121. Under Japanese GAAP, the goodwill had already been amortized fully in 1997.

Under U.S. GAAP, on January 1, 2002, the Companies adopted SFAS No.142, "Goodwill and Other Intangible Assets," which eliminates amortization of goodwill and certain other intangible assets, but requires annual testing for impairment (comparison of estimated fair value to carrying value). Upon adoption, as a result of the transitional impairment test, certain foreign subsidiaries initially recognized an impairment loss of ¥15,519 million as the cumulative effect of a change in accounting principle under U.S. GAAP.

(e) Impairment of long-lived assets

U.S. GAAP requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Such recognition and measurement of the impairment of long-lived assets to be held and used are not permissible under Japanese GAAP.

(f) Derivative instruments and hedging activities

Under U.S. GAAP, all derivatives are recognized as either assets or liabilities in the statement of financial position and measured at fair value, and those instruments qualify for hedge accounting if certain conditions are met. As to the forecasted transactions involving a parent company's interest in consolidated subsidiaries, the transactions are not eligible for designation as a hedged transaction, whereas such transactions shall be eligible for designation as a hedged transaction under Japanese GAAP.

Under Japanese GAAP, hedged items can be translated at the contract rates in derivative instruments for derivative transactions designated as hedging of foreign exchange exposure associated with a forecasted transaction. In addition, interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential paid or received under the swap agreements is recognized and included in interest expenses or income. Such accounting treatment is not permissible under U.S. GAAP.

(g) Other adjustments

Other adjustments include inventory valuation, capitalization of leased assets, capitalization of interests and other items.

In addition, major reclassification differences are as follows:

(h) Free share distributions

As permitted by the Code prior to April 1, 1991, the Company had made free share distributions which were accounted for by a transfer from capital surplus to common stock or without any transfers in the capital accounts. Companies in the U.S. issuing shares in similar transactions would be required to account for them as stock dividends. Had the distributions been accounted for in the manner adopted by the U.S. companies, ¥239,111 million ($2,231,971 thousand) would have been transferred from retained earnings to appropriate capital accounts.

(i) Reclassification of certain other expenses

Under Japanese GAAP, impairment losses on assets, loss on voluntary tire recall and North American plant restructuring costs, totaling ¥5,768 million ($53,841 thousand), ¥36,935 million and ¥203,164 million, are reported as other expenses for the years ended December 31, 2003, 2002 and 2001, respectively, whereas such expenses would be reported as a component of operating section under U.S. GAAP.

Recent pronouncements

SFAS No.143—In June 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations." This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and requires that the amount recorded as a liability be capitalized by increasing the carrying amount of the related long-lived asset. Subsequent to initial measurement, the liability is accreted to the ultimate amount anticipated to be paid, and is also adjusted for revisions to the timing or amount of estimated cash flows. The capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss on settlement. SFAS No.143 was applicable effective January 1, 2003 and did not have a material impact on the Company's consolidated financial position or results of operations.

SFAS No.146—In June 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No.94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No.146 was effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No.146 in 2003 did not have a material impact on the Company's consolidated financial position or results of operations.

SFAS No.149—In April 2003, the FASB issued SFAS No.149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities." This statement is primarily effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No.149 in 2003 did not have a material impact on the Company's consolidated financial position or results of operations.

SFAS No.150—In May 2003, the FASB issued SFAS No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement was effective for the Company for 2003, except for certain provisions for which the effective date has been deferred. The adoption of SFAS No.150 in 2003 did not have a material impact on the Company's consolidated financial position or results of operations.

FASB Interpretation No.45—In November 2002, the FASB issued Interpretation ("FIN") No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." The initial recognition and measurement provisions of FIN No.45 were applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and require that the Company record a liability, if any, for the fair value of such guarantees in the balance sheet. The adoption of FIN No.45 in 2003 did not have a material impact on the Company's consolidated financial position or results of operations.

FASB Interpretation No.46 (revised 2003)—In December 2003, the FASB issued FIN No.46 (revised 2003), "Consolidation of Variable Interest Entities ("FIN No.46(R)")." This interpretation, which replaces FIN No.46, addresses consolidation by business enterprises of variable interest entities ("VIE") when certain characteristics are present. At December 31, 2003, the Company has adopted the provisions of FIN No.46(R) which are effective at December 31, 2003 and required to be applied to those entities that are considered to be special-purpose entities. The adoption of those effective provisions of FIN No.46(R) did not have a material impact on the Company's consolidated financial position or results of operations. The Company has not completed the process of evaluating the impact that will result from adopting the remaining provisions of FIN No.46(R), which are effective at December 31, 2004, and is therefore unable to disclose the impact that adopting FIN No.46(R) will have on its consolidated financial position and results of operations when the remaining provisions of FIN No.46(R) are adopted.

EITF No.03-01—In November 2003, the EITF reached a consensus on EITF No.03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," as it relates to disclosures for the securities to be segregated by SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities," classifications. In addition to the disclosures already required by SFAS No.115, EITF No.03-01 requires both quantitative and qualitative disclosures for marketable equity and debt securities which are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. These quantitative and qualitative disclosures were effective for fiscal years ended after December 31, 2003. The adoption of EITF No.03-01 in 2003 did not have an effect on the disclosures in the Company's consolidated statements.

EITF No.03-02—In January 2003, the EITF reached a final consensus on EITF No.03-02, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities." EITF No.03-02 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employee Pension Fund Plan ("EPF"), which is a contributory funded defined benefit pension plan established under the Japanese Welfare Pension Insurance Law. EITF No.03-02 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy.

As described in Note 18, on January 1, 2004, EPF of the Company was approved by the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion of a domestic contributory welfare pension plan.

In addition, the EPF will submit another application to separate the remaining substitutional portion related to past service by its employees. The EPF is expected to receive final approval from the government for its second application during the year ending December 31, 2005. Upon receipt of the final approval, the EPF will be relieved of all obligations pertaining to the substitutional portion by transferring the benefit obligation and the related government-specified portion of the plan assets, which will be computed by the government. The related gain or loss, which will be recorded during the year ending December 31, 2005 based on completion of the entire process, has not yet been determined because the amount of the benefit obligation and the related plan assets to be transferred to the government may change significantly.

Independent Auditors' Report

Tohmatsu & Co.
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.tohmatsu.co.jp

**Deloitte
Touche
Tohmatsu**

To the Board of Directors of Bridgestone Corporation:

We have audited the accompanying consolidated balance sheets of Bridgestone Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bridgestone Corporation and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles and practices generally accepted in Japan ("Japanese GAAP").

As discussed in Note 17 to the consolidated financial statements, certain subsidiaries in the Americas are involved in significant legal matters related to tires which have been voluntarily recalled as announced in August 2000.

As discussed in Note 18 to the consolidated financial statements, in connection with the contributory funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, the Company obtained an approval of exemption from future obligation by the Ministry of Health, Labour and Welfare. This subsequent event will have a material effect on the Company's consolidated financial position and results of operations.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Our audits were made for the purpose of forming an opinion on the basic Japanese GAAP consolidated financial statements taken as a whole. The supplemental information in Note 19 as to accounting differences between Japanese GAAP and the accounting principles generally accepted in the United States of America is presented for purposes of additional analysis and is not a required part of the basic Japanese GAAP consolidated financial statements. This information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic Japanese GAAP consolidated financial statements taken as a whole.

Deloitte Touche Tohmatsu

March 30, 2004

Directors, Corporate Auditors, and Corporate Officers

Board of Directors

Shigeo Watanabe
Chairman of the Board

Akira Sonoda

Isao Togashi

Hiroshi Kanai

Shoshi Arakawa

Masaharu Oku

Tatsuya Okajima

Giichi Miyakawa

Mark A. Emkes*

* Chairman and Chief Executive Officer of Bridgestone Americas Holding, Inc.

Board of Corporate Auditors

Executive Members

Katsunori Yamaji

Isao Kita

Non-Executive Members

Hiroshi Ishibashi

Toshiaki Hasegawa

Yo Takeuchi

Corporate Officers

Members of the Board Serving Concurrently as Corporate Officers

Shigeo Watanabe
Chief Executive Officer and President

Akira Sonoda
Executive Vice President
Responsible for Diversified Products

Isao Togashi
Executive Vice President
Responsible for Technology and Production

Hiroshi Kanai
Executive Vice President
Chief Financial Officer and Chief Compliance Officer
Responsible for Americas and Europe Operations

Shoshi Arakawa
Senior Vice President
Responsible for International Operations

Masaharu Oku
Vice President and Senior Officer
Tire Production Technology
Concurrently Tire Production and Distribution

Tatsuya Okajima
Vice President and Senior Officer
Responsible for Original Equipment

Giichi Miyakawa
Vice President and Senior Officer
Responsible for Replacement Tire Sales

Vice Presidents and Senior Officers

Akira Inohara
Purchasing

Akira Inoue
Tire Development

Hiroshi Kawakami
Chemical and Industrial Products Production & Technology
Concurrently Director, Chemical & Industrial Products Technology Division

Hiromichi Odagiri
Chief Representative of Bridgestone Tire Operations in China

Minekazu Fujimura
Seconded to Bridgestone Europe NV/SA
Chairman, CEO and President of Bridgestone Europe NV/SA

Tomoyuki Izumisawa
Corporate Administration

Vice Presidents and Officers

Shigehisa Sano
Research & Development and Intellectual Property

Osamu Inoue
Quality, Safety and Environment
Concurrently Director, Quality Assurance Division

Shoji Mizuochi
Finance and IT & Network

Kaoru Fujioka
Steel Cord

Yasuo Asami
Industrial Products, Civil Engineering and Building Materials and Equipment
Concurrently Director, Industrial Products Division

Osamu Mori
Electro-Materials

Hiroshi Yamaguchi
Brand Management and Product Planning

Yuji Tomiyasu
Seconded to Bridgestone Americas Holding, Inc.
Vice Chairman and President of Bridgestone Americas Holding, Inc.

(as of April 1, 2004)

Major Subsidiaries and Affiliates

Country	Company	Ownership (including indirect ownership)	Capital (in thousands)	Operations
Argentina	**Bridgestone/Firestone Argentina S.A.I.C.**	100.0%	US$100	Manufacture and sale of tires and automotive components
Australia	**Bridgestone Australia Ltd.**	60.3%	A$18,259	Manufacture and sale of tires
	Bridgestone Earthmover Tyres Pty. Ltd.	100.0%	A$7,000	Sale of off-the-road tires for mining and construction vehicles
Belgium	**Bridgestone Europe NV/SA**	100.0%	€724,668	Holding company for European operations and tire marketing
	Bridgestone Aircraft Tire (Europe) S.A.	100.0%	BF56,000	Retread and sale of aircraft tires
Brazil	**Bridgestone/Firestone do Brasil Industria e Comercio Ltda.**	100.0%	R$102,919	Manufacture and sale of tires and automotive components
Canada	**Bridgestone/Firestone Canada Inc.**	100.0%	C$98,401	Manufacture and sale of tires and automotive components
Chile	**Bridgestone/Firestone Chile, S.A.**	89.7%	US$38,979	Manufacture and sale of tires
	Bridgestone Off-the-Road Tire Latin America S.A.	90.0%	US$3,000	Sale of off-the-road tires for mining and construction vehicles
China	**Bridgestone (Tianjin) Tire Co., Ltd.**	94.5%	US$49,016	Manufacture and sale of tires
	Bridgestone (Shenyang) Tire Co., Ltd.	73.5%	US$20,000	Manufacture and sale of tires
	Bridgestone Aircraft Tire Company (Asia) Limited	100.0%	HK$21,000	Retread and sale of aircraft tires
Costa Rica	**Bridgestone/Firestone de Costa Rica, S.A.**	98.6%	US$9,631	Manufacture and sale of tires
France	**Bridgestone France S.A.**	100.0%	€74,090	Manufacture and sale of tires and automotive components
Germany	**Bridgestone Deutschland G.m.b.H.**	100.0%	€14,000	Sale of tires and automotive components
India	**Bridgestone India Private Ltd.**	100.0%	RP2,753,000	Manufacture and sale of tires
Indonesia	**P.T. Bridgestone Tire Indonesia**	51.0%	US$24,960	Manufacture and sale of tires
Italy	**Bridgestone Italia S.p.A.**	100.0%	€38,775	Manufacture and sale of tires
Japan	**Bridgestone Cycle Co., Ltd.**	100.0%	¥1,870,000	Manufacture and sale of bicycles and industrial machinery
	Bridgestone Flowtech Corporation	100.0%	¥484,000	Manufacture and sale of industrial hydraulic hoses
	Bridgestone Elastech Co., Ltd.	100.0%	¥2,000,000	Manufacture and sale of antivibration components for automobiles and other industrial applications
	Bridgestone Kaseihin Seizo Corporation	100.0%	¥450,000	Manufacture and sale of synthetic resin products
	Bridgestone Sports Co., Ltd.	100.0%	¥3,000,000	Manufacture and sale of sporting goods
	Asahi Carbon Co., Ltd.	99.4%	¥1,729,000	Production and sale of carbon black
	Bridgestone Finance Corporation	100.0%	¥50,000	Finance
	Bridgestone Tire Hokkaido Hanbai K.K. (Bridgestone Tire Hokkaido Sales Co., Ltd.)	100.0%	¥2,033,200	Sale of tires
	Bridgestone Tire Tokyo Hanbai K.K. (Bridgestone Tire Tokyo Sales Co., Ltd.)	100.0%	¥1,050,000	Sale of tires
	Bridgestone Tire Chubu Hanbai K.K. (Bridgestone Tire Chubu Sales Co., Ltd.)	99.7%	¥1,380,000	Sale of tires
	Bridgestone Tire Osaka Hanbai K.K. (Bridgestone Tire Osaka Sales Co., Ltd.)	100.0%	¥990,000	Sale of tires
	Bridgestone Tire Kyushu Hanbai K.K. (Bridgestone Tire Kyushu Sales Co., Ltd.)	100.0%	¥2,000,000	Sale of tires

Country	Company	Ownership (including indirect ownership)	Capital (in thousands)	Operations
Mexico	**Bridgestone/Firestone de Mexico, S.A. de C.V.**	100.0%	MXP96,876	Manufacture and sale of tires
The Netherlands	**Bridgestone Benelux B.V.**	100.0%	€2,515	Sale of tires
	Bridgestone Finance Europe B.V.	100.0%	€225	Finance
New Zealand	**Bridgestone New Zealand Ltd.**	100.0%	NZ$42,349	Manufacture and sale of tires
Poland	**Bridgestone Poland Sp. z o.o**	100.0%	Zl 558,058	Manufacture and sale of tires
Portugal	**Bridgestone Portugal Lda.**	100.0%	€1,125	Sale of tires
Russia	**Bridgestone C.I.S. L.L.C.**	100.0%	RB68,474	Sale of tires
Singapore	**Bridgestone Singapore Pte., Ltd.**	100.0%	S$1,000	Purchase and delivery of natural rubber
South Africa	**Bridgestone South Africa Holdings (Pty) Ltd.**	93.7%	ZAR15	Holding company for tire manufacturing and marketing company
Spain	**Bridgestone Hispania S.A.**	99.7%	€56,726	Manufacture and sale of tires
Sweden	**Bridgestone Sweden AB**	100.0%	Skr8,600	Sale of tires
Switzerland	**Bridgestone Schweiz AG**	100.0%	S.Fr.8,850	Sale of tires
Taiwan	**Bridgestone Taiwan Co., Ltd.**	80.0%	NT$810,000	Manufacture and sale of tires
Thailand	**Thai Bridgestone Co., Ltd.**	67.2%	B400,000	Manufacture and sale of tires
	Bridgestone Tire Manufacturing (Thailand) Co., Ltd.	100.0%	B4,700,000	Manufacture and sale of tires
Turkey	**Brisa Bridgestone Sabanci Lastik Sanayi ve Ticaret A.S.**	42.9%	TL7,441,875,000	Manufacture and sale of tires
United Kingdom	**Bridgestone U.K. Ltd.**	100.0%	£28,035	Sale of tires and automotive components
	Bridgestone Industrial Ltd.	100.0%	£250	Sale of engineered products
U.S.A.	**Bridgestone Americas Holding, Inc.**	100.0%	US$127,000	Holding company for operations in the Americas
	Bridgestone/Firestone North American Tire, LLC	100.0%	US$1	Manufacture and sale of tires
	BFS Retail & Commercial Operations, LLC	100.0%	US$1	Sale of tires and automotive components and automotive maintenance and repair services
	BFS Diversified Products, LLC	100.0%	US$1	Manufacture and sale of roofing materials, synthetic rubber, and other products
	Morgan Tire & Auto, Inc.	64.4%	US$1	Sale of tires
	Bridgestone APM Company	100.0%	US$15,000	Manufacture and sale of antivibration components for automobiles and of synthetic resin products
	Bridgestone Aircraft Tire (USA), Inc.	100.0%	US$1	Retread and sale of aircraft tires
Venezuela	**Bridgestone/Firestone Venezolana C.A.**	100.0%	Bs66,700	Manufacture and sale of tires

(as of December 31, 2003)

Major Products

Tires and Tubes

for passenger cars, trucks, buses, construction and mining vehicles, commercial vehicles, agricultural machinery, aircraft, motorcycles and scooters, racing cars, karts, utility carts, subways, monorails

Automotive Parts

wheels for passenger cars, trucks, buses

Industrial Products

Belts
- steel cord conveyor belts
- fabric conveyor belts
- belt-related commodities
- pipe conveyor systems

Hoses
- braided hoses
- hydraulic hoses
- automobile hoses

Antivibration and Noise-Insulating Materials
- air springs
- dampers
- noise-insulating systems

Waterproofing Materials
- water stoppers
- waterproof sheets for civil engineering

Rubber Tracks

Inflatable Rubber Dams

Multi-Rubber Bearings

Marine Products
- marine fenders
- marine hoses
- dredging hoses
- oil booms
- silt barriers

Antivibration Components
for vehicles, railway cars, industrial machinery

Chemical Products

Building Materials and Equipment
- FRP panel water tanks
- unit flooring systems
- steel fiber for concrete reinforcement
- roofing materials
- unit bath systems
- polybutylene pipes and fittings for plumbing systems
- sealing materials for buildings and housing

Thermal Insulating Polyurethane Foam Products
for general building, housing

Flexible Polyurethane Foam Products
for bedding, furniture, vehicles, industry

Ceramic Foam

Electro-Materials

Office Equipment Components
- semiconductive rollers
- other semiconductive components

Performance Film Products
- performance films for plasma display panels, liquid crystal displays, and cathode ray tubes
- photovoltaic module encapsulants
- interlayer adhesive films for laminated glass

Sporting Goods

- golf balls
- golf clubs
- tennis shoes
- tennis rackets
- tennis balls
- golf swing diagnostic system

Bicycles

Other Products

PureBeta Ceramic Dummy Wafers, Holders, Rings, Heaters, Electrodes, and other items
for semiconductor manufacturing

Corporate Data

Head Office
10-1, Kyobashi 1-chome, Chuo-ku, Tokyo 104-8340, Japan
Phone: +81-3-3567-0111 Fax: +81-3-3535-2553
Web site: www.bridgestone.co.jp

Established
1931

Employees
108,741

Independent Auditors
Deloitte Touche Tohmatsu/Tohmatsu & Co.

Technical Centers
Bridgestone Corporation: Tokyo and Yokohama, Japan
Bridgestone Americas: Akron, Ohio, U.S.A.
Bridgestone Europe: Rome, Italy

Consolidated Subsidiaries
424 companies

Shareholder Information

Paid-in Capital
¥126,354 million

Shares
Authorized: 1,500,000,000
Issued: 863,102,321

Transfer Agent
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Common Stock Traded
Tokyo, Nagoya, Osaka, Fukuoka

(as of December 31, 2003)

Common Stock Price Range
(Tokyo Stock Exchange)

(¥)

	1998	1999	2000	2001	2002	2003	2004
High	3,540	4,120	2,725	1,678	1,975	1,743	1,696
Low	2,080	2,170	938	800	1,305	1,230	1,449

2004: 1st Quarter

Common Stock Price Index
(Relative to Nikkei Stock Average)



270
260
250
240
230
220
210
200
190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
COMMON STOCK PRICE INDEX
NIKKEI STOCK AVERAGE
12/88 6/89 12/89 6/90 12/90 6/91 12/91 6/92 12/92 6/93 12/93 6/94 12/94 6/95 12/95 6/96 12/96 6/97 12/97 6/98 12/98 6/99 12/99 6/00 12/00 6/01 12/01 6/02 12/02 6/03 12/03 3/04

Note: Relative value is based on 100 at the end of December 1988.

Bridgestone Corporation
10-1, Kyobashi 1-chome, Chuo-ku, Tokyo 104-8340, Japan
www.bridgestone.co.jp

PRINTED WITH SOY INK
April 2004
Printed in Japan with vegetable-based ink on recycled paper